ARS

04026137

P.E.
12-31-03

CapitalSource® INC

Commercial Finance Leadership

2003 Annual Report

financial highlights

($ in thousands, except per share data)

	2003	2002
Total Loans	$2,416,907	$1,073,680
Total Borrowings	1,669,652	669,086
Shareholders' Equity	867,132	473,682
Total Interest and Fee Income	225,765	91,103
Net Interest and Fee Income	185,809	77,129
Provision for Loan Losses	11,337	6,688
Operating Expenses	67,807	33,595
Other Income	25,815	4,736
Net Income, Pro Forma[1]	82,138	25,781
Fully-Diluted Earnings Per Common Share, Pro Forma[1]	0.77	0.26
Pro Forma Return on Average Assets[1]	4.34%	3.49%
Pro Forma Return on Average Equity, Pre-Tax[1]	19.95	12.52
Pro Forma Return on Average Equity, After Tax[1]	12.37	7.76
Net Interest Margin, after Provision for Loan Losses	9.22	9.59
Total Debt to Equity (period end)	1.93x	1.41x

[1] Adjusted to reflect the tax effects from our reorganization as a "C" corporation.

One of the leading commercial finance firms in the United States, CapitalSource (NYSE: CSE) makes senior and mezzanine loans of $1 million to $50 million to small and mid-sized businesses through a variety of financing products. With headquarters in Chevy Chase, Maryland, and 13 ancillary offices around the country, we operate through three focused business units: Healthcare Finance, Structured Finance and Corporate Finance. At year-end 2003, we had loans to 311 clients in 39 states and the District of Columbia with an aggregate lending commitment of $3.7 billion.

CapitalSource provides financing for small and mid-sized businesses, offering unparalleled solutions to the complex financial challenges those businesses face—so they can grow and prosper. We excel in situations that require extraordinary service, creativity, flexibility, insight and speed.


CapitalSource

Jason M. Fish John K. Delaney

dear shareholder:

We are delighted to welcome you to our company and hope that this, our first annual report, will serve as a useful overview of our business. We encourage you to read the Statement of Business Principles that follows this letter as it articulates our core operating principles to our many stakeholders—our shareholders, employees and clients.

A Bit of History

We started CapitalSource in early 2000 with a simple business plan and three core beliefs. Our business plan is to be the leading commercial finance company in the United States focused on the needs of middle market borrowers that require a more customized debt financing solution. "Leading" does not mean "largest," as we believe that quality, not quantity, drives enterprise value in commercial finance. Put another way, we want to have as large a portfolio as we can that meets our "standard." Standard is strong credit performance and above-market yields—and we believe trying to be the largest lender generally compromises standard.

CapitalSource was founded in response to a secular change that occurred in the banking industry, creating the opportunity for a large-scale commercial finance company. Given the consolidation and significant growth of banks, we recognized that banks would increasingly view high-touch, middle market finance as less strategic. In addition, we believed, based on our experience, that we had the blueprint for a better lending model. That model emphasizes speed of execution, deep industry or sector expertise, unforgiving credit standards that incorporate a dual-track underwriting approach and a full embrace of technology. We had the unusual opportunity to build a business for the long term, based on that model, starting with a clean slate.

Our plan was to build a portfolio of loans that met standard and to grow the business initially with low leverage. To fund this plan, we raised in excess of $500 million in equity capital primarily from private investment funds with whom we had pre-existing relationships, each of whom shared our vision for CapitalSource. We successfully completed our IPO in the 35th month from inception—one month ahead of plan. At this writing, we are in our 42nd month of operations and have three observations to share with you. First, we have successfully executed our business plan and still have terrific growth prospects. Second, we still hold our core beliefs and have expanded upon them with the attached business principles. Third, we have built what is unquestionably the best team in the business.

Our View of 2003

2003 was a successful year for the company. As the result of a large effort on the part of everyone in the business, we produced the following results:

- Avoided significant credit problems
- Grew net income (measured on a pre-tax basis) by 219%
- Earned a pre-tax return on equity of 20% with average leverage of 1.8:1
- Grew assets by 121%
- Maintained strong yields on a portfolio of 96% senior loans
- Diversified funding sources
- Improved execution of our term debt securitizations
- Completed our initial public offering

All three of our lending groups did their full part in driving this performance.

The core members of our Healthcare Finance group have now worked together for more than five years and have been complemented by many fine, new additions. By almost any measure, the team has built the best healthcare lending platform focused on the needs of small to mid-sized providers. When done well, which is not an inconsequential task, healthcare asset-based lending is a very attractive business, producing good returns with manageable risk.

The Structured Finance team has developed a diverse and highly profitable business focused on a variety of niche asset-oriented lending platforms, including real estate finance, resort finance and lender finance. In 2003, these three platforms developed as independent units, allowing the Structured Finance team to capitalize on its specialized expertise.

Finally, the Corporate Finance team has carved out a compelling niche financing smaller leveraged buyouts. In a market that is increasingly awash in liquidity, we think our team has a defensible market position in smaller buyouts, principally because of its ability to conduct deeper, bottom-up due diligence on these transactions.

Last year, these three groups in combination completed a total of 295 transactions. We expect all three groups to have strong growth in 2004.

All three of our lending groups benefit from the services of CapitalAnalytics, our in-house due diligence and underwriting business. With nearly 60 professionals—most of them CPAs—and a forensic orientation, CapitalAnalytics provides two critical services to the lending groups and the company as a whole. First, they play a due diligence role, reviewing and verifying the financial condition of our prospective and current borrowers. Second, they serve a co-underwriting role, working in parallel with the credit and investment professionals that reside in our lending groups. Our unforgiving credit standards are easier to maintain because of CapitalAnalytics.

Our View of the Business

Our business model is simple. We are, first and foremost, a credit business. Good credit work will always be our most important asset, and we have come to call this our "credit first" approach to the business. Second, we are a business that is a good fit for creative, highly performing individuals; in our minds this is a very good thing. Finally, our business model respects the creativity and intellectual capacity of the individual while also maintaining that we are stronger through strict adherence to a process. Put another way, these two forces that are often in opposition to one another within other organizations—creativity and process—coexist at CapitalSource in a way that makes us stronger.

Our View on the Economy and Our Business

In general, since 96% of our portfolio is senior secured debt that has been carefully underwritten by us, we are buffered from the impact of changing economic conditions. We have derived certain insights on the direction of the economy from our 400-plus lending relationships, including a certain optimism among middle market CEOs and private equity sponsors. Over the past year, the spread in business valuations between buyers and sellers has narrowed, which should continue to drive strong deal flow. There is significant liquidity in all the debt markets right now, except in specialty markets—which is a good thing for CapitalSource.

Corporate Governance and Reporting

We are committed to the highest standard of corporate governance and financial reporting. We are ourselves major shareholders, holding the third- and fourth-largest number of shares in the company. Our goal is to report to you what we, as shareholders, would want to know about the business.

Since we became a public company, we have added three additional independent directors. They are terrific additions to the board, and we are lucky to have them. All three of these individuals sit on our audit committee and are immensely qualified to do so.

We look forward to reporting our results to you in the years ahead. In the process, we will try to avoid superlatives in our financial reporting—that is, using words like "record" and "all-time high" and "landmark." We believe our job is to carry out our business plan in a highly disciplined manner and to deliver good results. When we do, we plan to let those results speak for themselves. When we don't, we will try to explain the mistakes we made.

We enjoy working for you. Thank you.

John K. Delaney
Chairman and
Chief Executive Officer

Jason M. Fish
President

10 business principles

1. economic goal

Our long-term economic goal is to manage our business to achieve a return on invested equity (measured on a pre-tax basis) in excess of 25%, regardless of economic conditions.

2. business plan

Our business is principally originating loans and investing in debt- or credit-related securities. It is our view that the most direct way to achieve our long-term economic goal is by building lending platforms which originate loans that have superior risk-adjusted returns. Put another way, we seek to originate loans that have high returns relative to their risk profile. In general, this is achieved if the lending platforms target inefficiencies in the debt markets, are staffed with experienced professionals, deliver a superior product to the customer, are executed efficiently against their strategy, and maintain a strong and disciplined credit culture.

3. employees

Our people are our single greatest asset, and we work hard to reward them with a good working environment. We are a meritocracy and seek to advance talent at a rapid pace. We allow original ideas—driven by smart, creative people—to shape out-of-the-box solutions for our customers.

4. customer service

Our current lending platforms offer two distinct services to our clients. First, we try to act, in all respects, faster than our competition. We believe speed is a virtue in commercial finance, and the orientation of the company is to respond as quickly as we can to our clients. Second, we deliver unique solutions to our borrowers. We call this "the original path to yes." In addition to these core elements of our service, we focus on providing our customers with the highest level of courtesy, service and professionalism. Unless it compromises credit quality, asset value or our business principles, no request from a customer should be denied.

5. credit

We operate with a "credit first" approach and always stress that the first order of business is to maintain a good credit culture. Good credit work will be achieved by: (a) sticking to our lending discipline and (b) making decisions based on complete and accurate information. The company's lending discipline is to make loans only when they are secured by either: (a) a business, at a discount to the enterprise value of that business in all market conditions, or (b) by an asset, at a discount to the liquidation value of that asset in all market conditions. We have created a series of completely independent checks and balances in each step of the credit and investment process.

6 risk management

We manage risk in our business through strict financial controls, through an independent series of checks and balances in the credit process, and through the creation of a culture of transparency related to the underwriting and portfolio management process. It is our view that "group think" is the most successful orientation for a business that has risk management at its core. We, therefore, force active discourse on all credit decisions from groups within the business that have a different orientation on risk and return.

7 use of leverage

We will limit leverage to a level below what we could obtain from the debt capital markets. While this will limit returns, we believe our business (unlike a depository) will always be dependent upon the capital markets. From time to time, the capital markets experience disruptions that cannot be predicted. The only way we know to manage through these disruptions is to maintain an adequate cushion in our balance sheet.

8 corporate governance

We will engage in best practices with respect to financial reporting, corporate governance and overall business ethics. We try, on a regular basis, to be frank about the relative strengths and weaknesses of our business, since both will exist in varying degrees at all times.

9 business ethics

We take great pride in the integrity of the firm. Honesty and fair dealings drive the daily activities of our staff.

10 our work

We take great pride in the quality of our work. Our people make a significant effort to do the best work they can in all situations.


healthcare finance

We see significant growth opportunities in the healthcare market, where small and mid-sized firms are underserved by traditional lenders.

The Healthcare Finance group operates in a market that represents the largest segment of the U.S. economy, which is dominated by small and mid-sized businesses in a period of growth, consolidation and change. Despite the fact that significant opportunities exist in this sector, lenders that serve the healthcare market generally focus on companies with borrowing needs in excess of $100 million and long operating histories. In contrast, we concentrate on smaller to mid-sized financing transactions.

We specifically target key healthcare submarkets, including skilled nursing and assisted living providers; acute care and long-term acute care hospitals; mental health providers; home healthcare providers; pharmaceutical outsourcing organizations; and a broad array of other healthcare service companies. These clients often derive a significant portion of their revenues from third-party reimbursements, particularly Medicare and Medicaid. We provide a broad range of cash flow and asset-based, floating-rate financing products in connection with acquisitions, refinancings and recapitalizations, as well as for general operations.

We have the healthcare industry expertise necessary to underwrite healthcare services companies and the specialized systems to track and monitor healthcare receivables transactions. More importantly, we always work closely with our clients to structure financings that meet their specific needs.

structured finance


DISCOVER CARD
Panasonic
Theatres
DEUCE

Our experienced team provides innovative "Wall Street-style" financial solutions to the commercial real estate market and lender finance companies.

Our Structured Finance group provides on-balance sheet, asset-based debt financing to small and mid-sized businesses within the real estate and lender finance markets—businesses that often require complex and responsive financing alternatives. Within the commercial real estate market, we provide a broad array of products, to most property types, to address virtually every debt capital requirement, including medium-term senior mortgages, high leverage bridge loans and "gap equity" financings. Within the lender finance market, we specialize in providing innovative debt financing solutions tailored to the unique requirements of specialty finance companies active in a number of discrete niches, including consumer and commercial rediscount finance, vacation ownership and mortgage finance.

Our experienced, specialized team uniquely positions us to offer creative, flexible and user-friendly solutions to a wide range of finance and real estate entities. These clients are intelligent consumers of capital that find CapitalSource to be a sophisticated and responsive provider of solutions for their borrowing needs.

Focused lending to smaller, underserved borrowers in these specialized niches has allowed us to quickly develop an important and growing structured finance franchise.



corporate finance

We have expertise in specific industry sectors, including business services, value-added manufacturing, consumer products and services, retail and media

Our Corporate Finance group works with leading private equity firms to deliver sophisticated debt financing for middle market companies. We provide financing for extraordinary corporate transactions, such as leveraged buyouts, consolidations, recapitalizations and corporate growth. Many of our financing transactions are structured as senior and mezzanine debt in the range of $1 million to $50 million. By leveraging the asset base and structuring capabilities that reside within CapitalSource, the Corporate Finance group can also provide highly structured solutions for complex financing needs.

Our expertise, combined with a commitment to personal service, has built our reputation as a value-added lender providing flexible, dependable and timely financing. We work closely with our clients to deliver financing that meets their specific needs in situations where timing is a crucial factor. Our unique and rigorous dual-track credit approval process enables us to move fast, often committing to a financing request within two weeks.

We have relationships with some of the country's leading equity sponsors—relationships built on honesty and integrity, and a willingness to put our client's needs ahead of our own in structuring transactions.


CapitalAnalytics

As a dedicated due diligence subsidiary, we undertake credit reviews and perform audit procedures for all transactions across all business units. This "credit first" approach is central to our business model.

A wholly owned subsidiary of CapitalSource, CapitalAnalytics provides in-house due diligence services to the company. Staffed principally by underwriting officers who have significant credit experience with banks, finance companies, and accounting and audit firms, CapitalAnalytics conducts a detailed, comprehensive accounting examination of all prospective CapitalSource clients as part of the underwriting process. This function helps to ensure the integrity and independence of the underwriting and credit analysis process. It also enables CapitalSource's unique dual-track approach to loan approvals: each review by CapitalAnalytics takes place simultaneously with the review underway in the *Corporate Finance, Healthcare Finance or Structured Finance* lending group. This approach creates numerous checks and balances, which are central to the loan approval process.

The staff of CapitalAnalytics includes individuals with extensive experience in the focused industries served by CapitalSource, including healthcare, real estate finance and the core sectors within Corporate Finance. Although CapitalAnalytics professionals are based in offices throughout the country, they are all part of the centralized due diligence operation and report directly to the Chief Credit Officer, who sits on our four-member Credit Committee. CapitalAnalytics' centralized, resource-intensive approach to due diligence underscores the importance of credit to the company.

extraordinary service, creativity, flexibility, insight and speed

"CapitalSource was able to utilize its healthcare industry expertise and due diligence, underwriting and legal capabilities to structure a highly creative and flexible credit facility. The entire Healthcare team at CapitalSource demonstrates an impressive depth of healthcare knowledge and consistently employs an execution-oriented approach, which translates into superior client service provided to Sun."

Richard K. Matros, Chairman and Chief Executive Officer of Sun Healthcare Group, Inc.

"We are pleased to have recently completed our second successful closing with CapitalSource. Due to the sophisticated nature of our transactions, both first mortgage financings required creative, flexible solutions. On both deals, we were particularly concerned with certainty of timely execution, and CapitalSource delivered each time in spades."

Patrick M. McGrath, Kingston Investors

"In my experience, CapitalSource has repeatedly made a concerted effort to understand its borrower's business. Moreover, since they focus on the lower middle market, they understand the challenges and issues facing smaller, entrepreneurial companies. By working harder and taking the time to understand the issues, the people at CapitalSource possess the insights to generate creative and flexible financing solutions that enable businesses to grow and respond in a dynamic, competitive environment."

John Black, Managing Director, H.I.G. Capital LLC

officers and certain employees

John K. Delaney
Chairman and Chief Executive Officer

Jason M. Fish
President

Bryan M. Corsini
Chief Credit Officer

Steven A. Museles
Chief Legal Officer and Secretary

Thomas A. Fink
Chief Financial Officer

Dean C. Graham
Managing Director—Group Head
Healthcare Finance

Joseph A. Kenary, Jr.
Managing Director—Group Head
Corporate Finance

Michael C. Szwajkowski
Managing Director—Group Head
Structured Finance

James M. Mozingo
Chief Accounting Officer

Donald F. Cole
Chief Information Officer

Steven Silver
Chief Marketing Officer

Christopher J. Woods
Chief Technology Officer

board of directors

John K. Delaney
Chairman and Chief Executive Officer

Jason M. Fish
President

William G. Byrnes*
Private Investor

Frederick W. Eubank, II
Partner
Wachovia Capital Partners, LLC

Andrew B. Fremder***
Member and Consultant
Farallon Capital Management, L.L.C.
and Farallon Partners, L.L.C.

Tully M. Friedman**
Chairman and Chief Executive Officer
Friedman Fleischer & Lowe, L.L.C.

Sara L. Grootwassink*
Chief Financial Officer
Washington Real Estate Investment Trust

Timothy M. Hurd**
Managing Director
Madison Dearborn Partners, LLC

Dennis P. Lockhart*
Professor
Georgetown University

Thomas F. Steyer**
Senior Managing Director and
Chief Investment Officer
Farallon Capital Management, L.L.C.

Paul R. Wood***
Managing Director
Madison Dearborn Partners, LLC

* Audit Committee
** Compensation Committee
*** Nominating and Corporate Governance Committee

selected consolidated financial and other data

You should read the data set forth below in conjunction with our consolidated financial statements and related notes of CapitalSource Inc., and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this Report. The following tables show selected portions of audited historical consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000. We derived our selected consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 and for the period from September 7, 2000, the date we commenced operations, through December 31, 2000 from our audited consolidated financial statements, which have been examined and reported upon by Ernst & Young LLP, independent auditors.

The average number of common shares outstanding has been adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception). For additional description of the recapitalization, see Note 10, *Shareholders' Equity*, in the audited consolidated financial statements for the year ended December 31, 2003.

	Year Ended December 31,			Period from September 7, 2000 (Inception) through
($ in thousands, except per share data)	2003	2002	2001	December 31, 2000
Results of operations				
Interest income	$175,169	$73,591	$21,915	$2,478
Fee income	50,596	17,512	4,553	217
Total interest and fee income	225,765	91,103	26,468	2,695
Interest expense	39,956	13,974	4,286	295
Net interest and fee income	185,809	77,129	22,182	2,400
Provision for loan losses	11,337	6,688	—	—
Net interest and fee income after provision for loan losses	174,472	70,441	22,182	2,400
Total operating expenses	67,807	33,595	15,589	2,525
Total other income	25,815	4,736	199	63
Net income (loss) before income taxes	132,480	41,582	6,792	(62)
Income taxes [1]	24,712	—	—	—
Net income (loss)	$107,768	$41,582	$ 6,792	$ (62)
Net income per share				
Basic	$ 1.02	$ 0.43	$ 0.07	$ (0.00)
Diluted	$ 1.01	$ 0.42	$ 0.07	$ (0.00)
Average shares outstanding				
Basic [2]	105,281,806	97,701,088	97,246,279	97,016,588
Diluted [2]	107,170,585	99,728,331	99,336,235	99,288,600

(1) The provision for income taxes on the income earned from August 7, 2003 to December 31, 2003 is based on a 38% effective tax rate. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members. As a "C" corporation, we are responsible for the payment of all federal and state corporate income taxes. At the reorganization date, we recorded a $4.0 million net deferred tax asset and corresponding deferred tax benefit which lowered the effective tax rate.

(2) Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on September 7, 2000 (inception).

	December 31,			
($ in thousands)	2003	2002	2001	2000
Balance sheet data				
Loans	$2,416,907	$1,073,680	$394,272	$ 84,528
Deferred loan fees	(59,793)	(30,316)	(10,746)	(2,354)
Allowance for loan losses	(18,025)	(6,688)	—	—
Loans, net	2,339,089	1,036,676	383,526	82,174
Total assets	2,567,091	1,160,605	429,642	105,755
Repurchase agreements	8,446	—	—	—
Credit facilities	737,998	240,501	207,104	8,251
Term debt	923,208	428,585	—	—
Total borrowings	1,669,652	669,086	207,104	8,251
Total shareholders' equity	867,132	473,682	215,126	96,708
Portfolio statistics				
Number of loans closed to date	504	209	73	15
Number of loans paid off to date	(87)	(24)	(2)	—
Number of loans	417	185	71	15
Total loan commitments	$3,673,369	$1,636,674	$580,640	$138,384
Average outstanding loan size	$ 5,796	$ 5,804	$ 5,553	$ 5,635
Average balance of loans outstanding during period	$1,760,638	$ 672,015	$186,051	$ 52,948
Employees as of period end	285	164	86	30

	Year Ended December 31,			Period from September 7, 2000 (Inception) through
($ in thousands, except per share data)	2003	2002	2001	December 31, 2000
Performance ratios				
Pre-tax return on average assets	7.00%	5.63%	3.23%	(0.27)%
Pre-tax return on average equity	19.57	12.23	4.86	(0.28)
Net interest margin after provision for loan losses	9.22	9.59	10.64	10.83
Operating expenses as a percentage of average total assets	3.58	4.55	7.41	10.92
Efficiency ratio (operating expenses/net interest and fee income)	36.5	43.6	70.3	105.2
Credit quality and leverage ratios				
60 or more days contractual delinquencies as a percentage of loans (at period end)	0.18%	0.00%	0.00%	0.00%
Net chargeoffs as a percentage of average loans	0.00	0.00	0.00	0.00
Allowance for loan losses as a percentage of loans (at period end)	0.75	0.62	0.00	0.00
Total debt to equity (at period end)	1.93x	1.41x	0.96x	0.09x
Equity to total assets (at period end)	33.8%	40.8%	50.1%	91.5%

management's discussion and analysis of financial condition and results of operations

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this Report under the caption "Selected Consolidated Financial and Other Data."

Overview

We are a specialized commercial finance company providing loans to small and medium-sized businesses. Our goal is to be the lender of choice for small and medium-sized businesses with annual revenues ranging from $5 million to $250 million that require customized and sophisticated debt financing. We conduct our business in one reportable segment through three focused lending groups:

- Corporate Finance, which generally provides senior and mezzanine loans principally to businesses backed by private equity sponsors;
- Healthcare Finance, which generally provides asset-based revolving lines of credit, first mortgage loans, equipment financing and other senior and mezzanine loans to a broad range of healthcare companies; and
- Structured Finance, which generally provides asset-based lending to finance companies and commercial real estate owners.

We offer a range of senior secured asset-based loans, first mortgage loans, senior secured cash flow loans and mezzanine loans to our clients. Our loans generally mature in two to five years and range in size from $1 million to $50 million, with an average loan size as of December 31, 2003 of $5.8 million. Virtually all of our loans require monthly interest payments at floating rates. In many cases, our loans provide for interest rate floors that help us maintain our yields when interest rates are low or declining. As of December 31, 2003, $1.8 billion, or 74%, of the aggregate outstanding principal amount of our loan portfolio had interest rate floors. Of this amount, loans representing 99% of the outstanding principal amount of the loans with interest rate floors bore interest at the interest rate floor as of December 31, 2003. Consequently, as interest rates rise, our interest income on these loans will not increase until the contractual interest rates exceed the level of the floor.

Our revenue consists of interest and fees from our loans and, to a lesser extent, other income which includes unrealized appreciation (depreciation) on certain equity interests and gains (losses) on the sale of warrants and other equity interests. Our expenses consist principally of interest expense and operating expenses which include compensation and employee benefits and other administrative expenses.

The primary driver of our results of operations and financial condition has been our significant growth since our inception on September 7, 2000. Our interest earning assets, which consist primarily of loans, grew to $2.6 billion as of December 31, 2003, an increase of 117%, from $1.2 billion as of December 31, 2002 and generated a gross yield of 11.92% for the year ended December 31, 2003.

We believe that our rapid growth has not adversely affected the credit quality of our portfolio. We expect to experience credit losses in the future and have established an allowance for loan losses consistent with our expectation of losses inherent in our portfolio. As of December 31, 2003, loans with an aggregate principal balance of $4.3 million were 60 or more days delinquent. Additionally, as of December 31, 2003, loans with an aggregate principal balance of $8.8 million were on non-accrual status.

Like all lenders, our business depends on our access to external sources of financing and the cost of such funding. Since inception, we have funded our business through a combination of credit facilities, term debt, repurchase agreements, $511.0 million of equity capital raised from private investors, $242.0 million of equity from our initial public offering and retained earnings. The interest cost of our borrowings for the year ended December 31, 2003 was 3.32%. All of our term debt transactions have been accounted for as on balance sheet financings with no gain or loss recorded on the transactions. As of December 31, 2003, our debt to equity ratio was 1.93x. Our ability to continue to grow depends on our lenders' access to the commercial paper markets and our access to the asset-backed debt capital markets. To the extent these markets were to suffer from prolonged disruptions, our ability to finance continued growth could be hampered. We believe that our capital structure and access to additional funding sources provides us with the flexibility to continue to grow our assets as we pursue attractive lending opportunities.

We accelerated our investments in our staffing and other operational assets during our first years in operation, and as a result, we believe our expenses generally will continue to decrease as a percentage of our average total assets as we continue to carefully control our operating expenses and spread these expenses over a growing portfolio of loans. For the year ended December 31, 2003, the ratio of our operating expenses to average total assets was 3.58%, down from 4.55% for the year ended December 31, 2002. We will continue to focus on carefully controlling our operating expenses. If we are successful, our margins should improve in future periods as our expenses are spread over a growing portfolio of loans.

Portfolio Composition

The schedule below shows the average loan size and average loan size per client by lending group as of December 31, 2003:

($ in thousands)	Number of Loans	Average Loan Size	Number of Clients	Average Loan Size Per Client
Composition of portfolio by lending group:				
Corporate Finance	134	$7,255	67	$14,509
Healthcare Finance	160	4,104	126	5,212
Structured Finance	123	6,408	118	6,679
Overall Portfolio	417	$5,796	311	$ 7,771

The schedule below shows the composition of our loan portfolio by type and by lending group as of December 31, 2003 and 2002:

($ in thousands)	December 31, 2003		2002	
Composition of portfolio by loan type:				
Senior secured asset-based loans	$ 802,115	33%	$ 339,903	32%
Senior secured cash flow loans	832,871	35	259,161	24
First mortgage loans	677,404	28	350,668	33
Mezzanine loans	104,517	4	123,948	11
Total	$2,416,907	100%	$1,073,680	100%
Composition of portfolio by lending group:				
Corporate Finance	$ 972,105	40%	$ 387,314	36%
Healthcare Finance	656,671	27	321,825	30
Structured Finance	788,131	33	364,541	34
Total	$2,416,907	100%	$1,073,680	100%

The schedule below shows the scheduled maturities of our loans as of December 31, 2003:

($ in thousands)	Due in One Year or Less	Due in One to Five Years	Due after Five Years	Total
Scheduled maturities by loan type:				
Senior secured asset-based loans	$154,126	$ 647,989	$ —	$ 802,115
Senior secured cashflow loans	107,872	707,928	17,071	832,871
First mortgage loans	158,011	519,393	—	677,404
Mezzanine loans	3,736	77,924	22,857	104,517
Total	$423,745	$1,953,234	$39,928	$2,416,907

The schedule below shows the dollar amount of all fixed-rate and adjustable-rate loans as of December 31, 2003:

	Fixed Rates	Adjustable Rates	Total
Composition of portfolio by loan type:			
Senior secured asset-based loans	$31,568	$ 770,547	$ 802,115
Senior secured cash flow loans	23,408	809,463	832,871
First mortgage loans	22,357	655,047	677,404
Mezzanine loans	11,391	93,126	104,517
Total	$88,724	$2,328,183	$2,416,907

We also invest in equity interests, generally in connection with a loan to a client. The equity interests include common stock, preferred stock, limited liability company interests and warrants to purchase equity instruments. As of December 31, 2003 and 2002, the carrying value of investments was $39.8 million and $23.7 million, respectively. Many of our investments are carried at fair value with increases and decreases recorded in other income (expense).

Acquisition of Assets

On March 3, 2003, we purchased assets from another financial institution for a purchase price of approximately $174.8 million. The assets acquired included 55 loans with an aggregate principal balance of approximately $188.5 million. The loans comprised a well-seasoned portfolio of performing loans with a weighted average remaining life of approximately 14 months at acquisition. Additionally, we purchased furniture and equipment from the seller, assumed the seller's office lease of 3,792 square feet located in a suburb of Dallas, and added nine former employees of the seller who were responsible for managing the acquired assets.

Interest and Fee Income

Interest and fee income represents commercial loan interest and net fee income earned from our commercial loan operations. Virtually all of our loans charge interest at variable rates that generally adjust monthly. Loans representing approximately 74% of the aggregate outstanding balance of our loan portfolio as of December 31, 2003 have interest rate floors, which protect us from an erosion of earnings in a declining interest rate environment. As interest rates rise, our interest income on loans with interest rate floors will not increase until the contractual interest rates exceed the level of the floors. Fee income includes the amortization of loan origination fees, net of the direct costs of origination, amortization of original issue discount, the amortization of the discount on loans acquired, and other fees charged to borrowers. Loan prepayments may materially affect fee income since, in the period of prepayment, the amortization of remaining net loan origination fees and discounts is accelerated and prepayment penalties may be assessed on the prepaid loans.

Interest Expense

Interest expense is the amount paid on borrowings, including the amortization of deferred financing fees. All of our borrowings charge interest at variable rates based on LIBOR or commercial paper rates plus a margin. As our borrowings increase and as interest rates rise, our interest expense will increase. Deferred financing fees and the costs of acquiring debt, such as commitment fees and legal fees, are amortized over the life of the borrowing. Loan prepayments may materially affect interest expense since in the period of prepayment the amortization of remaining deferred financing fees and debt acquisition costs is accelerated.

Provision for Loan Losses

The provision for loan losses is the periodic cost of maintaining an appropriate allowance for loan losses inherent in our portfolio. As we add new loans to our portfolio, or if the credit quality of the portfolio declines, we may record a provision to increase the allowance for loan losses.

Other Income (Expense)

Other income (expense) consists of gains (losses) on the sale of warrants and other equity interests, unrealized appreciation (depreciation) on certain equity interests, gains (losses) on derivatives, due diligence deposits forfeited, fees associated with HUD origination activities, and other miscellaneous fees not attributable to our loan operations.

Operating Expenses

Operating expenses include compensation and benefits, professional fees, travel, rent, depreciation and amortization, marketing and other general and administrative expenses.

Income Taxes

We were originally organized as a limited liability company. During the period that we were organized as a limited liability company, all income taxes were the responsibility of our individual members; therefore, our historical consolidated statements of income do not include any provision for income taxes. Since our reorganization into a "C" corporation for income tax purposes in August 2003, we are responsible for paying federal, state and local income taxes. Deferred tax liabilities and assets have been reflected in the consolidated balance sheets. Deferred tax liabilities and assets are determined based on the differences between the book value and the tax basis of particular assets and liabilities, using tax rates scheduled to be in effect for the years in which the differences are expected to reverse.

Segment Reporting

Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information,* requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

We operate as a single business segment and, therefore, this statement is not applicable. Because our clients require customized and sophisticated debt financing, we have created three lending groups to develop the industry experience required to structure loans that reflect the particular credit and security characteristics required by different types of clients.

However, we manage our lending business as a whole rather than by lending group. For example:

- To date, our resources have been sufficient to support our lending business. We obtain resources for the benefit of the entire company and do not allocate resources to specific lending groups based on their individual or relative performance. We fund all of our loans from common funding sources.
- We have established common loan origination, credit underwriting, credit approval, and loan monitoring processes, which are used by all lending groups.
- We do not factor the identity of the lending group originating a loan into our decision as to whether to fund proposed loans. Rather, we fund every loan that is approved by our credit committee and is acceptable to our customers, and we expect this trend will continue.

Results of Operations

Our results of operations are driven primarily by our rapid growth since inception. The most significant factors influencing our results of operations for the periods described in this section were:

- Significant growth in average interest earning assets;
- Accelerated amortization of loan discounts and prepayment fees over a growing loan portfolio;
- Increased borrowings to fund our growth;
- Increased provision for loan losses as our portfolio continued to grow and became more seasoned; and
- Increased operating expenses, consisting primarily of higher employee compensation directly related to increases in the number of employees necessary to originate and manage our loan portfolio.

Comparison of the Years Ended December 31, 2003 and 2002

Interest Income

Interest income was $175.2 million for the year ended December 31, 2003, an increase of $101.6 million, or 138%, from $73.6 million for the year ended December 31, 2002. The increase was due to growth in average interest earning assets of $1.2 billion, or 158%, offset by a decline in the yield on average interest earning assets of 77 basis points. The decline in the yield on average interest earning assets was due primarily to overall declines in market interest rates.

Fee Income

Fee income was $50.6 million for the year ended December 31, 2003, an increase of $33.1 million, or 189%, from $17.5 million for the year ended December 31, 2002. The increase was primarily due to the recognition of fee income associated with the accelerated amortization of deferred net origination fees and loan discounts and prepayment fees in the aggregate amount of $15.6 million, for the year ended December 31, 2003. In addition, the accretion of loan discounts into fee income related to purchased loans contributed $3.4 million in additional fee income for the year ended December 31, 2003. The remaining $14.1 million increase in fee income was due to the overall growth in interest earning assets.

Interest Expense

Interest expense was $40.0 million for the year ended December 31, 2003, an increase of $26.0 million, or 186%, from $14.0 million for the year ended December 31, 2002. The increase was due to an increase in average borrowings of $812.6 million, or 208%, to fund growth in interest earning assets and an increase in our debt to equity ratio to 1.93x as of December 31, 2003 from 1.41x as of December 31, 2002. This increase was offset by a decrease in our cost of borrowings of 25 basis points to 3.32% for the year ended December 31, 2003 from 3.57% for the year ended December 31, 2002. This decrease was a result of the falling interest rate environment during the year.

Net Interest Margin

Net interest margin, defined as net interest income divided by average interest earning assets, was 9.81% for the year ended December 31, 2003, a decline of 69 basis points from 10.50% for the year ended December 31, 2002. The decrease in net interest margin was due to an increase in our debt to equity ratio due to additional borrowings, partially offset by a decline in net interest spread. Net interest spread, the difference between our gross yield on interest earning assets and the total cost of our interest bearing liabilities, was 8.60% for the year ended December 31, 2003, a decrease of 23 basis points from 8.83% for the year ended December 31, 2002. Gross yield is the sum of interest and fee income divided by our average interest earning assets. The decrease in net interest spread is attributable to the changes in its components as described above.

The following table summarizes the yield and cost of interest earning assets and interest bearing liabilities for the year ended December 31, 2003 and 2002:

	Year Ended December 31,					
	2003			2002		
($ in thousands)	Weighted Average Balance	Interest and Fee Income/ Interest Expense	Average Yield/ Cost	Weighted Average Balance	Interest and Fee Income/ Interest Expense	Average Yield/ Cost
Interest earning assets:						
Interest income		$175,169	9.25%		$73,591	10.02%
Fee income		50,596	2.67		17,512	2.38
Total interest earning assets[1]	$1,893,342	225,765	11.92	$734,393	91,103	12.40
Total interest bearing liabilities[2]	1,204,252	39,956	3.32	391,615	13,974	3.57
Net interest spread		$185,809	8.60%		$77,129	8.83%
Net interest margin (net yield on interest earning assets)			9.81%			10.50%

(1) Interest earning assets include cash, restricted cash and gross loans.
(2) Interest bearing liabilities include repurchase agreements, credit facilities and term debt.

Provision for Loan Losses

The provision for loan losses increased to $11.3 million for the year ended December 31, 2003 from $6.7 million for the year ended December 31, 2002. The increase in the provision reflected the growth in the portfolio, the seasoning of the portfolio and the change in our methodology. As of December 31, 2003, loans with an aggregate principal balance of $4.3 million were 60 or more days delinquent. Additionally, as of December 31, 2003, loans with an aggregate principal balance of $8.8 million were on non-accrual status. As of December 31, 2002, none of our loans were 60 days or more delinquent or on non-accrual status. During the year ended December 31, 2003, we recorded specific reserves of $2.7 million for loans which we considered to be impaired. We consider a loan to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and scheduled interest payments. We had no impaired loans during 2002.

Other Income

Other income was $25.8 million for the year ended December 31, 2003, an increase of $21.1 million, or 449%, from $4.7 million for the year ended December 31, 2002. Other income for the year ended December 31, 2003 included gains on equity interests of $18.1 million compared with $3.6 million as of December 31, 2002, an increase of $14.5 million. The increase in other income also was partially attributable to an increase of $3.9 million in fees arising from our activities in originating federally insured mortgage loans to clients of our Healthcare Finance Group and an increase of $1.2 million in diligence deposits forfeited. Another component of the increase in other income was a $0.6 million decrease in loss on derivatives to $0.8 million for the year ended December 31, 2003 from $1.4 million for the year ended December 31, 2002.

Operating Expenses

Operating expenses were $67.8 million for the year ended December 31, 2003, an increase of $34.2 million, or 102%, from $33.6 million for the year ended December 31, 2002. Contributing to the increase was higher employee compensation, which increased $21.7 million, or 96%. The higher employee compensation was attributable to the increase in employees to 285 as of December 31, 2003 from 164 as of December 31, 2002, as well as higher incentive compensation relating to the growth in our operating profits. A significant portion of the employee compensation is composed of annual bonuses, which we accrue throughout the year. For the years ended December 31, 2003 and 2002, bonus expense totaled $19.8 million and $10.8 million, respectively. The remaining $12.5 million increase in operating expenses for the year ended December 31, 2003 was attributable to an increase of $2.1 million in travel and entertainment expenses, $3.2 million in professional fees, $1.3 million in rent, $1.1 million in insurance and $4.8 million in other general business expenses.

Operating expenses as a percentage of average total assets decreased to 3.58% for the year ended December 31, 2003 from 4.55% for the year ended December 31, 2002. Our efficiency ratio, which represents operating expenses as a percentage of our net interest and fee income, decreased to 36.5% for the year ended December 31, 2003 from 43.6% for the year ended December 31, 2002. The improvements in operating expenses as a percentage of average total assets and the efficiency ratio were attributable to controlling our operating expenses and spreading those expenses over a growing portfolio of loans. The improvement in our efficiency ratio was also partially the result of the significant increase in our net interest and fee income.

Income Taxes

We provided for income taxes on the income earned from August 7, 2003 to December 31, 2003 based on a 38% effective tax rate. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members. At the reorganization date, we recorded a $4.0 million net deferred tax asset and corresponding deferred tax benefit which lowered the effective tax rate. Since we were not a taxpayer prior to August 7, 2003 and due to the one-time deferred tax benefit, our effective tax rate for the year ended December 31, 2003 was 18.7%.

Comparison of the Years Ended December 31, 2002 and 2001

Interest Income

Interest income was $73.6 million for the year ended December 31, 2002, an increase of $51.7 million, or 236%, from $21.9 million for the year ended December 31, 2001. The increase was due to a growth in average interest earning assets of $525.9 million, or 252%, offset by a decline in the yield on average interest earning assets of 49 basis points. The decline in the yield on average interest earning assets was due largely to overall declines in market interest rates.

Fee Income

Fee income was $17.5 million for the year ended December 31, 2002, an increase of $12.9 million, or 280%, from $4.6 million for the year ended December 31, 2001. The increase was due to loan growth and the recognition of $1.8 million in fees related to the accelerated amortization of the loan discount and prepayment fees of a loan payoff.

Interest Expense

Our interest expense was $14.0 million for the year ended December 31, 2002, an increase of $9.7 million, or 226%, from $4.3 million for the year ended December 31, 2001. The increase was due to increased average borrowings of $322.0 million, or 463%, to fund growth in interest earning assets and an increase in debt to equity ratio to 1.41x as of December 31, 2002 from 0.96x as of December 31, 2001. This was offset by a decrease in our cost of borrowings of 258 basis points to 3.57% for the year ended December 31, 2002 from 6.15% for the year ended December 31, 2001. This decrease was a result of higher usage on the commercial paper conduit credit facility, which reduced the amortization of deferred financing fees as a percentage of average borrowings. Additionally, the decrease in the cost of borrowings was due to the falling interest rate environment during the period and the addition of new borrowing facilities at lower margins.

Net Interest Margin

Net interest margin was 10.50% for the year ended December 31, 2002, a decline of 14 basis points from 10.64% for the year ended December 31, 2001. The decrease was due to an increase in our debt to equity ratio and an increase in our net interest spread. Our net interest spread, the difference between our gross yield on interest earning assets, and the total cost of our interest bearing liabilities, increased 229 basis points. Gross yield is the sum of interest income and fee income divided by our average interest earning assets. The increase in the interest spread is due primarily to the decrease in our cost of funds of 258 basis points and an increase in fee income of 20 basis points, partially offset by the decline in the yield on average interest earning assets of 49 basis points.

The following table summarizes the yields and costs of interest earning assets and interest bearing liabilities for the years ended December 31, 2002 and 2001:

	Year Ended December 31,					
	2002			2001		
($ in thousands)	Weighted Average Balance	Interest and Fee Income/ Interest Expense	Average Yield/ Cost	Weighted Average Balance	Interest and Fee Income/ Interest Expense	Average Yield/ Cost
Interest earning assets:						
Interest income		$73,591	10.02%		$21,915	10.51%
Fee income		17,512	2.38		4,553	2.18
Total interest earning assets [1]	$734,393	91,103	12.40	$208,495	26,468	12.69
Total interest bearing liabilities [2]	391,615	13,974	3.57	69,653	4,286	6.15
Net interest spread		$77,129	8.83%		$22,182	6.54%
Net interest margin (net yield on interest earning assets)			10.50%			10.64%

(1) Interest earning assets include cash, restricted cash and gross loans.
(2) Interest bearing liabilities include repurchase agreements, credit facilities and term debt.

Provision for Loan Losses

The provision for loan losses increased to $6.7 million for the year ended December 31, 2002 from zero for the year ended December 31, 2001. The increase in the provision reflected the growth in the portfolio, the seasoning of the portfolio and a change in our methodology for calculating our allowance for loan losses. As of December 31, 2002 and 2001, none of our loans were greater than 60 days delinquent, on non-accrual status, nor were any loans classified as troubled debt restructurings.

Other Income

Other income increased $4.5 million, to $4.7 million for the year ended December 31, 2002 from $0.2 million for the year ended December 31, 2001. The increase was primarily attributable to $3.6 million in unrealized gains on the mark-to-market adjustments of investments, a $1.5 million increase in diligence deposits forfeited, and HUD origination income of $0.7 million, partially offset by an increased loss on interest rate swaps of $1.4 million.

Operating Expenses

Operating expenses were $33.6 million for the year ended December 31, 2002, an increase of $18.0 million, or 115.4%, from $15.6 million for the year ended December 31, 2001. Contributing to the increase was higher employee compensation, which increased $12.0 million, or 111.5%. The higher employee compensation was attributable to the increase in employees to 164 from 86, as well as higher incentive compensation relating to the growth in our operating profits. A significant portion of employee compensation is composed of annual bonuses, which we accrue throughout the year. For the years ended December 31, 2002 and 2001, bonus expense totaled $10.8 million and $5.2 million, respectively. The remaining $6.0 million increase in operating expenses for the year ended December 31, 2002 in comparison to the year ended December 31, 2001 is attributable to the increase of $1.3 million in marketing expense, $1.1 million in legal fees, $1.1 million in travel and entertainment, $0.6 million in rent, $0.6 million in audit fees, $0.5 million in depreciation expense, $0.3 million in bank fees and $0.5 million in other general business expenses.

Operating expenses as a percentage of average total assets decreased to 4.55% for the year ended December 31, 2002 from 7.41% for the year ended December 31, 2001. Our efficiency ratio decreased to 43.6% for the year ended December 31, 2002 from 70.3% for the year ended December 31, 2001. The improvement in operating expenses as a percentage of average total assets and the efficiency ratio was attributable to carefully controlling our operating expenses and spreading those expenses over a growing portfolio of loans, achieving increased economies of scale as our assets have grown faster than our operating expenses.

Pre-tax Income

Net income increased $34.8 million, or 511.8%, to $41.6 million, or $0.42 per share, for the year ended December 31, 2002 from $6.8 million, or $0.07 per share for the year ended December 31, 2001. The increase in pre-tax income was primarily attributable to an increase in interest and fee income associated with loan growth as well as a $5.0 million increase in other income related to diligence deposits forfeited and gains on equity interests offset by an increase in operating and interest expenses.

During the years ended December 31, 2002 and 2001, we were organized as a limited liability company and all income taxes were the responsibility of our individual members; therefore our historical consolidated statements of income do not include any provision for income taxes. After reorganizing into a "C" corporation for income tax purposes, we are responsible for paying federal, state and local income taxes.

Financial Condition, Liquidity and Capital Resources

Initial Public Offering

On August 12, 2003, we closed the sale of 23.43 million shares of our common stock in our initial public offering. Of this number, we sold 18.13 million shares and selling shareholders sold 5.3 million shares. The initial public offering price was $14.50 per share. We used the net proceeds of $242.0 million from the initial public offering to fund normal operations and to repay indebtedness under our credit facilities and obligations under one of our repurchase agreements as follows:

- We used approximately $28.2 million of the net proceeds from the initial public offering to repay all of the outstanding indebtedness under our $115 million credit facility.
- We used $141.0 million of the net proceeds from the initial public offering to repay the outstanding indebtedness under our primary $700 million credit facility with five commercial banks.
- We used $45.7 million of the net proceeds from the initial public offering to repay a portion of the outstanding obligations under one of our repurchase agreements.

Cash and Cash Equivalents

As of December 31, 2003 and 2002, we had $69.9 million and $49.8 million, respectively, in cash and cash equivalents. We invest cash on hand in short-term liquid investments. Our objective is to maintain a low cash balance to avoid negative arbitrage. We generally fund new loan originations and growth in revolving loan balances using advances under our credit facilities.

We had $79.9 million and $28.9 million of restricted cash as of December 31, 2003 and 2002, respectively. The restricted cash represents interest collections on loans pledged to our credit facilities, collateral for letters of credit issued for the benefit of a client, principal and interest collections on loans collateralizing our term debt, and client holdbacks and escrows. Interest rate swap payments, interest payable, and servicing fees are deducted from the monthly interest collections funded by loans collateralizing our credit facilities and term debt, and the remaining restricted cash is returned to us and becomes unrestricted at that time.

Asset Quality and Allowance for Loan Loss

If a loan is 90 days or more past due, or we expect that the borrower will not be able to service its debt and other obligations, we will place the loan on non-accrual status. When a loan is placed on non-accrual status, interest and fee receivable previously recognized as income but not yet paid is reversed and the recognition of interest and fee income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection.

As of December 31, 2003, loans with an aggregate principal balance of $4.3 million were 60 or more days delinquent. Additionally, as of December 31, 2003, loans with an aggregate principal balance of $8.8 million were on non-accrual status. As of December 31, 2002, none of our loans was 60 or more days delinquent or on non-accrual status. As of December 31, 2003, impaired loans totaled $10.4 million. Specific reserves for the impaired loans were $2.7 million as defined by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* As of December 31, 2002, there were no impaired loans. For the year ended December 31, 2003, loans totaling $36.3 million as of December 31, 2003 classified as troubled debt restructurings as defined by SFAS No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings.* As of December 31, 2002, there were no troubled debt restructurings in the loan portfolio.

Despite our lack of historical loss experience, we have provided an allowance for loan losses to cover inherent losses in the loan portfolio. Our allowance for loan losses as of December 31, 2003 and 2002 was $18.0 million and $6.7 million, respectively. These amounts equate to an estimated 0.75% and 0.62% of loans as of December 31, 2003 and 2002, respectively. As of December 31, 2003, $2.7 million of allowance for loan losses related to specific reserves. There were no specific reserves as of December 31, 2002. With the growth of our loan portfolio, many of the loans are not seasoned and, therefore, delinquencies and charge offs likely will occur in the future.

Activity in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 was as follows:

	Year Ended December 31,		
($ in thousands)	2003	2002	2001
Balance as of beginning of period	$ 6,688	$ —	$ —
Provision for loan losses	11,337	6,688	—
Charge offs	—	—	—
Balance as of end of period	$18,025	$6,688	$ —

Investments

As of December 31, 2003 and 2002, we had $39.8 million and $23.7 million, respectively, in investments. This change resulted from a $6.0 million increase in additional investments and a $10.1 million increase in unrealized gains on our investments. As of December 31, 2002, 47% of our total equity interest was in two companies: MedCap Properties, LLC ("MedCap") and Encore Medical Corporation ("Encore"). In October 2003, we sold our equity investment in MedCap for cash consideration of $16.1 million, generating an estimated pretax gain of $12.6 million. During 2003, we recorded net gains on our investment in Encore totaling $7.6 million.

Borrowings and Liquidity

As of December 31, 2003 and 2002, we had outstanding borrowings totaling $1.7 billion and $669.1 million, respectively. Borrowings under our various credit facilities, term debt, and repurchase agreements have supported our loan growth. During the year ended December 31, 2003, we added two new credit facilities, entered into three repurchase agreements, and increased our multi-bank credit facility from $475.0 million to $700.0 million. For a detailed discussion of our borrowings, see Note 8, *Borrowings,* in our audited consolidated financial statements for the year ended December 31, 2003.

As of December 31, 2003, our borrowings and funding sources, maximum facility amount, amounts outstanding, and unused available commitments, subject to certain minimum equity restrictions and other covenants and conditions, are summarized below:

Funding Source	Maximum Facility Amount	Amounts Outstanding	Unused Capacity
($ in thousands)			
Credit facilities	$1,215,000	$ 737,998	$477,002
Term debt	1,299,450	923,208	—[1]
Repurchase agreements	309,000	8,446	300,000
Total		$1,669,652	$777,002

(1) Our asset-backed notes are one-time fundings that pay down over time without providing any ability for us to draw down additional amounts.

Credit Facilities

We use three credit facilities to fund our loans. The first is a $700.0 million credit facility, which is secured by loans that meet specified eligibility criteria. We obtain funding under this facility through a single-purpose subsidiary to which we transfer eligible loans. Availability under the facility depends on our borrowing base, which is calculated based on the outstanding principal amount of eligible loans in the facility combined with specified portfolio concentration criteria. These concentration criteria reduce our borrowing base by the aggregate principal balance of loans that exceed the criteria. These concentration criteria include, among other things:

- $20.0 million limit on loan size;
- limits on aggregate principal balance of loans to borrowers in any one state or industry; and
- limits on the aggregate principal balance of loans based on the type of loan, such as subordinate loans and mortgage loans, and based on the internal risk ratings assigned to the loans.

Currently, the maximum advance rate under this facility is 70% of our borrowing base. Under this facility, we are charged interest at the commercial paper rate, as defined by each lender, plus 1.15%, which was 2.27% as of December 31, 2003.

During the years ended December 31, 2003, 2002 and 2001, we had average outstanding borrowings under this facility of $481.1 million, $215.6 million and $69.6 million, respectively. As of December 31, 2003, we had $431.0 million outstanding under this facility. The facility is scheduled to mature on February 25, 2006 and must be renewed annually at the option of our lenders. In February 2004, this credit facility was extended and is scheduled to expire on May 24, 2004, when we expect a new facility to be established.

In February 2003, we established a $135.0 million credit facility concurrently with the purchase of a portfolio of assets from another financial institution. During 2003, we reduced the maximum facility amount of the facility to $115.0 million. We obtain funding under this facility through a single-purpose, bankruptcy-remote subsidiary. Availability under the facility depends on our borrowing base, which is calculated based on the outstanding principal amount of eligible loans in the facility combined with specified portfolio concentration criteria. Currently, the maximum advance rate under this facility is 75% of our borrowing base. Under this facility, we are generally not permitted to pledge new loans to the facility, but we may continue to draw, repay, and reborrow funds thereunder up to the amount of the borrowing base. Interest on borrowings under the facility is charged at the commercial paper rate plus 1.50%, which was 2.62% as of December 31, 2003. As of December 31, 2003, we had no outstanding balance under this facility. In February 2004, this credit facility was extended and is scheduled to expire on April 27, 2004, when we expect a new facility to be established.

In September 2003, we entered into a $400 million credit facility with an affiliate of Citigroup Global Markets Inc. ("Citigroup") to finance our loans. The credit facility permits us to obtain financing of up to 75% of the outstanding principal balance of commercial loans we originate and transfer to this facility, depending upon their current loan rating and priority of payment within the particular borrower's capital structure and subject to certain concentration limits. During the time a commercial loan is subject to the credit facility, we will pay Citigroup a percentage equal to LIBOR plus 1.00% applied to the amount advanced to us on the commercial loan, which was 2.12% as of December 31, 2003. In March 2004, this credit facility was extended and is scheduled to expire on September 16, 2005. As of December 31, 2003, the outstanding balance under this credit facility was $307.0 million.

Term Debt/Asset Securitizations

The following table summarizes our four term debt transactions in the form of asset securitizations completed through December 31, 2003:

($ in thousands)	Notes Originally Issued	Outstanding Balance as of December 31, 2003	Interest Rate (1)	Expected Maturity Date
2002-1				
Class A	$ 172,050	$ 37,922	LIBOR + 0.50%	November 20, 2004
Class B	55,056	55,056	LIBOR + 1.50%	March 20, 2005
Class C	20,646	—	N/A	N/A (2)
Class D	27,528	—	N/A	N/A (2)
	275,280	92,978		
2002-2				
Class A	187,156	47,257	LIBOR + 0.55%	May 20, 2005
Class B	48,823	48,823	LIBOR + 1.25%	August 20, 2005
Class C	32,549	32,549	LIBOR + 2.10%	January 20, 2006
Class D	24,412	—	N/A	N/A (2)
Class E	32,549	—	N/A	N/A (2)
	325,489	128,629		
2003-1				
Class A	258,791	174,652	LIBOR + 0.48%	November 20, 2005
Class B	67,511	67,511	LIBOR + 1.15%	July 20, 2006
Class C	45,007	45,007	LIBOR + 2.20%	March 20, 2007
Class D	33,755	—	N/A	N/A (2)
Class E	45,007	—	N/A	N/A (2)
	450,071	287,170		
2003-2				
Class A	290,005	277,885	LIBOR + 0.40%	July 20, 2008
Class B	75,001	71,866	LIBOR + 0.95%	July 20, 2008
Class C	45,001	43,120	LIBOR + 1.60%	July 20, 2008
Class D	22,500	21,560	LIBOR + 2.50%	July 20, 2008
Class E	67,502	—	N/A	N/A (2)
	500,009	414,431		
Total	$1,550,849	$923,208		

(1) As of December 31, 2003, the LIBOR rate was 1.12%.
(2) Securities retained by CapitalSource.

Through December 31, 2003, we have completed four term debt transactions. In conjunction with each transaction, we established a separate single purpose subsidiary, CapitalSource Commercial Loan Trust 2002-1 ("Trust 2002-1"), CapitalSource Commercial Loan Trust 2002-2 ("Trust 2002-2"), CapitalSource Commercial Loan Trust 2003-1 ("Trust 2003-1") and CapitalSource Commercial Loan Trust 2003-2 ("Trust 2003-2"), (collectively referred to as the "Trusts"), and contributed $1.6 billion in loans, or portions thereof, to the Trusts.

Simultaneously with the initial contribution of each transaction, the Trusts issued $1.3 billion of notes to institutional investors. We retained $251.4 million in junior notes and 100% of the Trusts' trust certificates. We have treated the contribution of the loans to the Trusts and the related sale of notes by the Trusts as a financing arrangement under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). The notes are collateralized by all or portions of specific commercial loans.

The junior notes retained by us are non-interest bearing securities. The Trust 2002-1, Trust 2002-2 and Trust 2003-1 notes will receive principal cash flows under the asset securitization sequentially in order of their respective maturity dates. The junior notes of Trust 2002-1, Trust 2002-2 and Trust 2003-1 will begin to receive principal cash flows under the asset securitization when the full principal balances of the respective senior notes have been retired. The Trust 2003-2 notes will receive principal cash flows under the asset securitization pro rata based on the respective original principal amounts of the classes of notes with respect to which such payments are made; provided, however, if charged-off loans exceed 8.0% of the loans securitized, there is an event of default, and in certain other specified circumstances, the junior notes will not receive cash flows under the asset securitization until the full principal balances of the senior notes have been retired. As of December 31, 2003 and 2002, total amounts outstanding under the term debt transactions were $923.2 million and $428.6 million, respectively.

All of our term debt transactions include provisions requiring the establishment of an interest reserve. The required balance of the interest reserve is equal to approximately 90 days of interest on the outstanding notes plus the full principal amount of any delinquent loans. Generally, a loan is considered a delinquent loan when it is not a charged-off loan and the obligor is delinquent in any interest or principal payment for one day for asset-based loans or 60 days for non asset-based loans.

As of December 31, 2003 and 2002, none of the loans held in our asset securitizations was a delinquent loan. If a loan held in an asset securitization becomes delinquent in the future, we would receive either reduced or no cash flows on our retained interests from the relevant asset securitization until the interest reserve requirement is met thereunder. Subject to certain conditions, we have the ability to repurchase or replace a loan held in our asset securitizations.

The full principal balances of the senior notes are expected to be retired on the dates set forth in the preceding schedule based on an assumed 10% prepayment rate. If actual prepayment rates exceed the assumed prepayment rate, cash flows on the junior notes may be received prior to those respective maturity dates. The expected maturity dates discussed in the preceding schedule are based upon the contractual maturity dates of the underlying loans, and assume a constant annual prepayment rate of 10% and that there are no defaults or delinquencies on any of those loans. If the loans have their maturities extended, experience defaults or delinquencies, or experience a prepayment rate of less than 10%, the interest payments collected on the loans may be used to fund the interest reserve or to make principal payments on the notes. The notes issued under each term debt transaction include accelerated amortization provisions that require cash flows to be applied first to fully pay the senior noteholders if the senior notes remain outstanding beyond the expected maturity dates. If the accelerated amortization provisions are triggered, we would not receive cash flows from our retained junior notes until all the senior notes that have passed their expected maturity dates have been retired.

As of December 31, 2003, the 2002-1, 2002-2 and 2003-1 term debt transactions have experienced no defaults or delinquencies and have experienced prepayment rates of 19.5%, 27.4% and 18.6%, respectively. If these historical prepayment rates remain constant, our retained notes in these transactions would be entitled to receive cash flows beginning on the following dates:

- Trust 2002-1 Class C and D notes—July 20, 2005;
- Trust 2002-2, Class D and E notes—October 20, 2005; and
- Trust 2003-1, Class D and E notes—July 20, 2007.

The Class E notes of our 2003-2 term debt transaction generally will receive cash flows pro rata with the senior notes. As of December 31, 2003, the 2003-2 term debt transaction has experienced no defaults or delinquencies.

Repurchase Agreements

We have also sold loans and our retained interests in the Class D notes of Trust 2002-2 and Trust 2003-1 under repurchase agreements. Repurchase agreements are short-term financings, in which we sell loans to a third party and have an obligation to repurchase the loans on a future date. We have entered into these agreements to raise proceeds through the sale of loans or portions of loans that exceed the concentration criteria specified in our credit facilities because these loans would not be included in our borrowing base under these facilities. As a result, the use of these repurchase agreements has improved our liquidity position by providing us with increased overall borrowing capacity, while allowing us to continue to pursue attractive lending opportunities notwithstanding the concentration criteria in our credit facilities.

During the time that the third party holds all or a portion of the loan, it is entitled to any interest paid by the borrower on the portion of the loan held by the third party. These repurchase agreements provide that the purchaser may mark the loans down to fair market value, as determined by the purchaser, at any time and require us to satisfy a margin call or repurchase the loan. Assets sold under repurchase agreements are included on the consolidated balance sheets as loans.

Under one repurchase agreement, we raised $117.5 million of proceeds by selling interests in seven separate loans, our interest in the Class D notes of Trust 2002-2, and our interests in the Class D notes of Trust 2003-1. As of December 31, 2003, we had repurchased the seven separate loans and the Class D notes subject to this repurchase agreement.

Under another repurchase agreement, we raised $9.0 million of proceeds by selling one loan totaling $9.0 million. The stated borrowing rate for the repurchase agreement is LIBOR plus 3.00%. As of December 31, 2003, the outstanding balance of this repurchase agreement was $8.4 million. We repurchased this loan in January 2004.

In August 2003, we entered into a $300 million repurchase agreement with an affiliate of Credit Suisse First Boston LLC ("CSFB") to finance healthcare mortgage loans. This repurchase agreement allows us to sell healthcare mortgage loans that we originate to CSFB for a purchase price equal to 70% of the outstanding principal balance of those loans, and we have the obligation to repurchase the loans not later than 18 months after the sale. Our obligation to repurchase loans may be accelerated if an event of default under one or more of the purchased healthcare mortgage loans occurs and under certain other conditions, such as breach of one of our representations or warranties under the repurchase agreement. During the time a loan is owned by CSFB we will pay CSFB an annual rate of LIBOR plus 1.25% on the amount advanced to us on the mortgage loan. The repurchase agreement is scheduled to terminate on July 31, 2008 and at that time we will be required to repurchase any mortgage loans not previously repurchased. In addition, at any time prior to expiration of the repurchase agreement, CSFB may give notice of its intention to terminate the repurchase agreement and require us to repurchase all outstanding mortgage loans not earlier repurchased on the date which is 364 days from such notice of termination. As of December 31, 2003, no amount was outstanding under this repurchase agreement.

Other Liquidity

Additional liquidity is provided by our cash flow from operations. For the years ended December 31, 2003, 2002 and 2001, we generated cash flow from operations of $86.8 million, $46.9 million and $12.2 million, respectively.

Proceeds from our equity offerings, borrowings on our credit facilities, and the issuance of asset-backed notes in our term debt transactions provide cash from financing activities. For the years ended December 31, 2003, 2002 and 2001, we generated cash flow from financing activities of $1.3 billion, $663.5 million and $309.5 million, respectively.

Investing activities primarily relate to loan origination. For the years ended December 31, 2003, 2002 and 2001, we used cash in investing activities of $1.3 billion, $681.7 million and $309.7 million, respectively.

As of December 31, 2003, the amount of our unfunded commitments to extend credit to our clients exceeded our unused funding sources and unrestricted cash by $409.6 million. Our requirement to fund unfunded commitments is based on our clients' ability to provide additional collateral to secure the requested additional fundings, the additional collateral's satisfaction of eligibility requirements and our client's ability to meet certain other preconditions to borrowing. Provided our client's additional collateral meets all of the eligibility requirements of our funding sources, we believe that we have sufficient funding capacity to meet short-term needs related to unfunded commitments. If we do not have sufficient funding capacity to satisfy these commitments, our failure to satisfy our full contractual funding commitment to one or more of our clients could create breach of contract liability for us and damage our reputation in the marketplace, which could have a material adverse effect on our business.

We expect cash from operations, other sources of capital, including additional borrowings on existing and future credit facilities and term debt, to be adequate to support our projected needs for funding our existing loan commitments in the short-term. We anticipate that in the future we may access other sources of debt capital such as the convertible debt, unsecured debt and commercial paper markets to support our long-term growth objectives. We cannot assure you we will have access to these additional funding sources.

Off Balance Sheet Risk

Depending on the legal structure of the transaction, term debt transactions may either be accounted for as off balance sheet with a gain or loss on the sale recorded in the statement of income or accounted for as an on balance sheet financing. The term debt transactions we completed in May 2002, October 2002, April 2003 and November 2003 were all recorded as on balance sheet financings.

We are subject to off balance sheet risk in the normal course of business primarily from commitments to extend credit. As of December 31, 2003 and 2002, we had unfunded commitments to extend credit to our clients of $1.3 billion and $563.0 million, respectively. These commitments are subject to the same underwriting and ongoing portfolio maintenance as the on balance sheet financial instruments we hold.

We use interest rate swap agreements to hedge fixed-rate and prime rate loans pledged as collateral for our term debt. Our interest rate swap agreements modify our exposure to interest rate risk by converting fixed-rate and prime rate loans to a 30-day LIBOR rate. During the year ended December 31, 2003, we entered into interest rate swaps to offset the basis swaps required by our term debt. Additionally, we use interest rate cap agreements to hedge loans with embedded interest rate caps that are pledged as collateral for our term debt. Our interest rate hedging activities partially protect us from the risk that interest collected under fixed-rate and prime rate loans will not be sufficient to service the interest due under the 30-day LIBOR-based term debt. The fair market values of the interest rate swap agreements were $(1.9) million and $(2.7) million as of December 31, 2003 and 2002, respectively. The fair value of the interest rate cap agreements was not significant as of December 31, 2003 and 2002.

We are required to enter into interest rate swaps if we have more than $50.0 million of fixed rate loans pledged as collateral under our multi-bank credit facility. As of December 31, 2003, we had only $44.1 million of fixed rates loans pledged. Therefore, as of December 31, 2003, we were not required to enter into interest rate swaps. We may make additional fixed rate loans in the future, which could require us to enter into new interest rate swap agreements.

For a detailed discussion of our derivatives and off balance sheet financial instruments, see Note 16, *Derivatives and Off Balance Sheet Financial Instruments*, in the accompanying audited consolidated financial statements for the year ended December 31, 2003 and *"Qualitative and Quantitative Disclosures about Market Risk"* below.

Contractual Obligations

In addition to our scheduled maturities on our credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. We have committed to purchase $12.3 million of additional interests in seven private equity funds. The contractual obligations under our repurchase agreements, credit facilities, term debt, operating leases, and commitments under non-cancelable contracts as of December 31, 2003 were as follows:

($ in thousands)	Repurchase Agreements	Credit Facilities	Term Debt	Operating Leases	Non-Cancelable Contracts	Total
2004	$8,446	$737,998	$162,048	$ 4,122	$ —	$ 912,614
2005	—	—	353,603	3,721	—	357,324
2006	—	—	215,050	3,502	1,440	219,992
2007	—	—	93,675	3,473	—	97,148
2008	—	—	98,832	3,361	4,042	106,235
Thereafter	—	—	—	12,480	6,768	19,248
Total	$8,446	$737,998	$923,208	$30,659	$12,250	$1,712,561

The contractual obligations for term debt are computed based on the contractual maturities of the underlying loans pledged as collateral and assume a constant prepayment rate of 10%. The underlying loans are subject to prepayment, which would shorten the life of the term debt transactions. The underlying loans may be amended to extend their term, which will lengthen the life of the term debt transactions. At our option, we may substitute for prepaid loans up to 10% of the initial aggregate outstanding loan balance, which may also impact the life of the term debt transactions.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate sensitivity refers to the change in earnings that may result from the changes in the level of interest rates. Our net interest income is affected by changes in various interest rates, including LIBOR and the prime rate. The majority of our loan portfolio bears interest at a spread to the prime rate with the remainder bearing interest at a fixed rate or at a spread to LIBOR. As of December 31, 2003, approximately 4% of our loan portfolio bore interest at a fixed rate. The interest rates on our borrowings are based on LIBOR and commercial paper rates. We attempt to mitigate exposure to the earnings impact of interest rate changes by lending and borrowing funds on a variable rate basis. Except as required by our various credit facilities as discussed above under *"Off Balance Sheet Risk,"* we do not engage in hedging activities because we have determined that the cost of hedging the risks associated with interest rate changes outweighs the risk reduction benefit.

The following table shows the estimated change in net interest income for a 12-month period based on changes in the interest rates applied to our loan portfolio as of December 31, 2003:

Rate Change (Basis Points)	Estimated Change in Net Interest Income over 12 Months
	($ in thousands)
−100	$12,265
+100	(6,883)
+200	(8,009)
+300	(5,418)

As shown above, reductions in interest rates will result in greater increases in our net interest income and increases in interest rates will result in greater decreases in our net interest income due primarily to the impact of interest rate floors included in the loans representing approximately 74% of the aggregate principal amount outstanding as of December 31, 2003.

We also are exposed to changes in market values of our investments, many of which are carried at fair value. As of December 31, 2003, 2002 and 2001, investments totaled $39.8 million, $23.7 million and $11.9 million, respectively, and our unrealized gain on those equity interests totaled $7.2 million, $2.1 million and $0, respectively.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of critical accounting policies, many of which require management to make estimates and assumptions. The following describes the areas in which judgments are made by our management in the application of our accounting policies that significantly affect our financial condition and results of operations.

Income Recognition

Interest and fee income is recorded on an accrual basis to the extent that such amounts are expected to be collected. For amortizing term loans, original issue discounts and loan fees (net of direct costs of origination) are amortized into fee income using a method that approximates the effective interest method over the contractual life of the loan. For revolving lines of credit and non-amortizing term loans, original issue discounts and loan fees (net of direct costs of origination) are amortized into fee income using the straight-line method over the contractual life of the loan. Fees due at maturity are recorded over the contractual life of the loan in accordance with our policy to the extent that such amounts are expected to be collected.

If a loan is 90 days or more past due, or we expect that the borrower will not be able to service its debt and other obligations, we will place the loan on non-accrual status. When a loan is placed on non-accrual status, interest and fee receivable previously recognized as income but not yet paid is reversed and the recognition of interest and fee income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection.

Loan origination fees are deferred and amortized as adjustments to the related loan's yield over the contractual life of the loan. In certain loan arrangements, we receive warrants or other equity interests from the client as additional origination fees. The clients granting these interests typically are not publicly traded companies. We record the equity interests received at estimated fair value as determined using various valuation models which attempt to estimate the underlying value of the associated entity. These models are then applied to our ownership share factoring in any discounts for transfer restrictions or other terms which impact the value. Any resulting discount on the loan from recordation of warrant and other equity instruments are accreted into income over the term of the loan. If our estimates of value of the equity interests received are not accurate, our income would be overstated.

Allowance for Loan Loss

Our allowance for loan losses reflects the aggregate amount of our reserves we have recorded for the loans in our portfolio. Using a proprietary loan reserve matrix, we assign a reserve factor to each loan in the portfolio. The reserve factor assigned dictates the percentage of the total outstanding loan balance that we reserve. The actual determination of a given loan's reserve factor is a function of three elements:

- the type of loan, for example, whether the loan is underwritten based on the borrower's assets, real estate or cash flow;
- whether the loan is senior or subordinated; and
- the internal credit rating assigned to the loan.

For example, riskier types of loans, such as cash flow loans, are assigned higher reserve factors than less risky loans such as asset-based loans. Further, a subordinate loan would generally have a higher reserve factor than a senior loan, and loans with lower internal credit ratings would be assigned reserve factors higher than those with higher internal credit ratings.

We evaluate the internal credit ratings assigned to loans monthly to reflect the current credit risk of the borrower. The reserve factors are primarily based on historical industry loss statistics adjusted for our own credit experience and economic conditions.

We also establish specific allowances for loan losses for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral. We charge off loans against the allowance when realization from the sale of the collateral or the enforcement of guarantees does not exceed the outstanding loan amount. As of December 31, 2003, we maintained a specific allowance for loan losses of $2.7 million. As of December 31, 2002 and 2001, there were no specific allowances for loan losses.

Prior to the adoption of our current loan loss methodology in December 2002, we evaluated the adequacy of our loan loss allowance by considering trends in past-due accounts, historical charge off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral and underwriting policies, among other items. We performed an account-by-account review to identify loans to be specifically provided for and charged off.

If our internal credit ratings, reserve factors, or specific allowances for loan losses are not accurate, our assets would be overstated.

Valuation of Investments

With respect to investments in publicly traded equity interests, we use quoted market values to value investments. With respect to investments in privately held equity interests, each investment is valued using industry valuation benchmarks, and then the value is assigned a discount reflecting the illiquid nature of the investment, as well as our minority, non-control position. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the pricing indicated by the external event will be used to corroborate our private equity valuation. Securities that are traded in the over-the-counter market or on a stock exchange generally will be valued at the prevailing bid price on the valuation date. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily ascertainable market value, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

Term Debt Transactions

Periodically, we transfer pools of loans to special purpose entities for use in term debt transactions. These on balance sheet term debt transactions comprise a significant source of our overall funding, with the face amount of the outstanding loans assumed by third parties totaling $1.1 billion and $514.6 million as of December 31, 2003 and 2002, respectively. On April 1, 2001, we adopted the requirements of SFAS No. 140, which applies prospectively to all term debt transactions occurring after June 30, 2001. Adoption of SFAS No. 140 did not have a material impact on our operations or financial position. Transfers of loans have not met the requirements of SFAS No. 140 for sales treatment and are, therefore, treated as secured borrowings, with the transferred loans remaining in investments and the related liability recorded in borrowings. If our judgments as to whether the term debt transactions met the requirements for on balance sheet financing were not appropriate, the accounting would be materially different with gains or losses recorded on the transfer of loans.

New Accounting Pronouncements

Effective January 1, 2003, CapitalSource adopted Financial Accounting Standards Board ("FASB") Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees,* Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts we enter into that meet the scope of this interpretation are standby letters of credit issued on behalf of borrowers. FIN 45 is effective for the guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

Effective July 1, 2003, CapitalSource adopted FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

report of independent auditors

Shareholders
CapitalSource Inc.

We have audited the accompanying consolidated balance sheets of CapitalSource Inc. (successor to CapitalSource Holdings LLC, "CapitalSource") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of CapitalSource's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CapitalSource Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

McLean, Virginia
February 27, 2004,
except for the third paragraph of Note 20,
as to which the date is
March 5, 2004

Consolidated balance sheets

($ in thousands)	December 31, 2003	2002
Assets		
Cash and cash equivalents	$ 69,865	$ 49,806
Restricted cash	79,913	28,873
Loans:		
Loans	2,416,907	1,073,680
Less deferred fees and discounts	(59,793)	(30,316)
Less allowance for loan losses	(18,025)	(6,688)
Loans, net	2,339,089	1,036,676
Investments	39,788	23,670
Deferred financing fees, net	17,348	11,214
Property and equipment, net	8,590	5,087
Other assets	12,498	5,279
Total assets	$2,567,091	$1,160,605
Liabilities and shareholders' equity		
Liabilities:		
Repurchase obligations	$ 8,446	$ —
Credit facilities	737,998	240,501
Term debt	923,208	428,585
Accounts payable and other liabilities	29,466	15,803
Due diligence deposits	841	2,034
Total liabilities	1,699,959	686,923
Shareholders' equity:		
Members' equity (101,000,000 units authorized; no units and 99,289,800 units outstanding, respectively)	—	473,765
Preferred stock (50,000,000 shares authorized; no shares outstanding)	—	—
Common stock ($0.01 par value, 500,000,000 shares authorized; 118,780,773 and no shares outstanding, respectively)	1,188	—
Additional paid-in capital	777,766	—
Retained earnings	108,182	—
Deferred compensation	(21,065)	—
Accumulated other comprehensive income (loss)	1,061	(83)
Total shareholders' equity	867,132	473,682
Total liabilities and shareholders' equity	$2,567,091	$1,160,605

See accompanying notes.

consolidated statements of income

($ in thousands)	Year Ended December 31, 2003	2002	2001
Net interest and fee income			
Interest	$175,169	$73,591	$21,915
Fee income	50,596	17,512	4,553
Total interest and fee income	225,765	91,103	26,468
Interest expense	39,956	13,974	4,286
Net interest and fee income	185,809	77,129	22,182
Provision for loan losses	11,337	6,688	—
Net interest and fee income after provision for loan losses	174,472	70,441	22,182
Operating expenses			
Compensation and benefits	44,460	22,724	10,744
Other administrative expenses	23,347	10,871	4,845
Total operating expenses	67,807	33,595	15,589
Other income (expense)			
Diligence deposits forfeited	3,071	1,844	371
Gain (loss) on investments, net	18,067	3,573	(135)
Loss on derivatives	(760)	(1,396)	(37)
Other income	5,437	715	—
Total other income	25,815	4,736	199
Net income before income taxes	132,480	41,582	6,792
Income taxes	24,712	—	—
Net income	$107,768	$41,582	$ 6,792
Net income per share			
Basic	$ 1.02	$ 0.43	$ 0.07
Diluted	$ 1.01	$ 0.42	$ 0.07
Average shares outstanding			
Basic [1]	105,281,806	97,701,088	97,246,279
Diluted [1]	107,170,585	99,728,331	99,336,235

(1) Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2001.

See accompanying notes.

Consolidated statements of shareholders' equity

($ in thousands)	Members' Equity	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Total shareholders' equity as of December 31, 2000	$ 96,700	$ —	$ —	$ —	$ —	$ —	$ 96,700
Net income	6,792	—	—	—	—	—	6,792
Members' equity contributions	111,906	—	—	—	—	—	111,906
Equity raising costs	(374)	—	—	—	—	—	(374)
Amortization of compensatory options	102	—	—	—	—	—	102
Total shareholders' equity as of December 31, 2001	215,126	—	—	—	—	—	215,126
Net income	41,582	—	—	—	—	—	41,582
Other comprehensive loss:							
Unrealized losses on available-for-sale securities	—	—	—	—	—	(83)	(83)
Total comprehensive income							41,499
Members' equity contributions	230,154	—	—	—	—	—	230,154
Members' distributions	(15,200)	—	—	—	—	—	(15,200)
Equity raising costs	(5)	—	—	—	—	—	(5)
Amortization of compensatory options	232	—	—	—	—	—	232
Exercise of options	1,876	—	—	—	—	—	1,876
Total shareholders' equity as of December 31, 2002	473,765	—	—	—	—	(83)	473,682
Net income	56,981	—	—	50,787	—	—	107,768
Other comprehensive income:							
Unrealized gains, net of tax	—	—	—	—	—	1,144	1,144
Total comprehensive income							108,912
Members' equity contributions	71,153	—	—	—	—	—	71,153
Members' distributions	(32,698)	—	—	—	—	—	(32,698)
Proceeds from issuance of common stock	—	182	263,556	—	—	—	263,738
Equity raising costs	—	—	(21,036)	—	—	—	(21,036)
Reorganization from LLC to "C" Corporation	(570,367)	993	511,979	57,395	—	—	—
Amortization of compensatory options	202	—	816	—	—	—	1,018
Exercise of options	26	2	597	—	—	—	625
Deferred compensation on issuance of restricted shares	938	11	20,603	—	(21,552)	—	—
Amortization of deferred compensation	—	—	—	—	487	—	487
Tax benefit on issuance of options	—	—	1,251	—	—	—	1,251
Total shareholders' equity as of December 31, 2003	$ —	$1,188	$777,766	$108,182	$(21,065)	$1,061	$867,132

See accompanying notes.

consolidated statements of cash flows

($ in thousands)	Year Ended December 31, 2003	2002	2001
Operating activities			
Net income	$ 107,768	$ 41,582	$ 6,792
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of compensatory options	1,018	232	102
Amortization of deferred fees	(33,741)	(11,518)	(2,411)
Provision for loan losses	11,337	6,688	—
Amortization of deferred financing fees	9,990	2,259	886
Depreciation and amortization	1,411	963	472
Provision for deferred income taxes	(3,617)	—	—
Amortization of deferred stock compensation	487	—	—
(Gain) loss on investments, net	(18,067)	(3,573)	135
Loss on derivatives	760	1,396	37
Increase in other assets	(3,602)	(1,870)	(469)
Increase in accounts payable and other liabilities	14,287	9,171	6,355
(Decrease) increase in due diligence deposits	(1,193)	1,554	253
Cash provided by operating activities	86,838	46,884	12,152
Investing activities			
Increase in restricted cash	(51,040)	(22,428)	(5,701)
Net increase in loans	(1,280,769)	(647,083)	(298,941)
Disposal of (increase in) investments	3,093	(8,287)	(3,138)
Acquisition of property and equipment	(4,914)	(3,906)	(1,888)
Cash used in investing activities	(1,333,630)	(681,704)	(309,668)
Financing activities			
Members' contributions, net	71,153	230,149	111,532
Distributions to members	(32,698)	(15,200)	—
Proceeds from issuance of common stock, net	242,702	—	—
Proceeds from exercise of options	625	511	—
Borrowings under repurchase obligations, net	8,446	—	—
Borrowings on credit facilities, net	497,497	33,434	198,816
Borrowings of term debt	803,816	495,378	—
Repayments of term debt	(308,710)	(69,763)	—
Payment of deferred financing fees	(15,980)	(11,033)	(883)
Cash provided by financing activities	1,266,851	663,476	309,465
Increase in cash and cash equivalents	20,059	28,656	11,949
Cash and cash equivalents as of beginning of year	49,806	21,150	9,201
Cash and cash equivalents as of end of year	$ 69,865	$ 49,806	$ 21,150
Supplemental information			
Interest paid	$ 39,887	$ 11,107	$ 3,636
Income taxes paid	27,163	—	—

See accompanying notes.

Note 1. Organization

CapitalSource Inc. ("CapitalSource"), a Delaware corporation, is a commercial finance company that provides a broad array of financial products to small and medium-sized businesses. We provide the following products:

- Senior Secured Asset-Based Loans—loans secured by accounts receivable, inventory, equipment, and/or other assets;
- Senior Secured Cash Flow Loans—loans secured by a first priority lien on assets;
- First Mortgage Loans—non-traditional, short-term real estate loans;
- Mezzanine Loans—loans with subordinated lien positions; and
- Private Equity Co-Investments—opportunistic equity investments, typically in conjunction with lending relationships and on the same terms as other equity investors.

As of December 31, 2003, we are the parent company of the following wholly owned significant subsidiaries:

Entity	Purpose
CapitalSource Finance LLC	Primary operating subsidiary that conducts lending business of CapitalSource.
CapitalSource Holdings LLC	Holding company for CapitalSource Finance LLC.
CapitalSource Funding LLC	Single-purpose, bankruptcy-remote subsidiary established in accordance with a warehouse credit facility.
CS Funding II Depositor LLC	Single-purpose, bankruptcy-remote subsidiary established in accordance with a warehouse credit facility.
CapitalSource Commercial Loan Trust 2003-1	Single-purpose, bankruptcy-remote subsidiary established for issuance of term debt.
CapitalSource Commercial Loan Trust 2003-2	Single-purpose, bankruptcy-remote subsidiary established for issuance of term debt.

On August 6, 2003, CapitalSource became the successor to CapitalSource Holdings LLC ("CapitalSource Holdings") through a reorganization. In the reorganization, a wholly owned subsidiary of CapitalSource merged with and into CapitalSource Holdings, with CapitalSource Holdings continuing as a wholly owned subsidiary of CapitalSource. As a result of the merger, the existing holders of units of membership interest in CapitalSource Holdings received, on a one-for-one basis, shares of CapitalSource common stock in exchange for their units, and the shares of CapitalSource common stock owned by CapitalSource Holdings were canceled.

On August 12, 2003, we completed the sale of 23.43 million shares of common stock in our initial public offering. Of this amount, a total of 18.13 million shares were sold by us and 5.3 million shares were sold by selling shareholders. The closing included 2.13 million shares of common stock sold by us pursuant to the exercise of the underwriters' over-allotment option. The initial public offering price was $14.50 per share. The aggregate sale price for all of the shares we sold was approximately $262.9 million, resulting in net proceeds to us, after payment of underwriting discounts, commissions, and other expenses of approximately $242.0 million. We did not receive any proceeds from the shares sold by the selling shareholders. The net proceeds from the initial public offering were used to repay indebtedness under our credit facilities and one of our repurchase agreements.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements reflect our consolidated accounts, including all of our subsidiaries and the related consolidated results of operations with all significant intercompany balances and transactions eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Loans

Loans are recorded at cost, net of deferred fees and the allowance for loan losses. The balance of loans includes accrued interest.

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio as of period end. Using an internally-developed loan reserve matrix, management assigns a reserve factor to each loan in the portfolio. The assigned reserve factor dictates the percentage of the total outstanding loan balance to be provided for as an allowance for loan losses. The actual determination of a given loan's reserve factor is a function of three elements:

- The type of loan, for example, whether the loan is underwritten based on the borrower's assets, real estate or cash flow;
- Whether the loan is senior or subordinated; and
- The internal credit rating assigned to the loan.

The internal credit ratings assigned to loans are periodically evaluated and adjusted to reflect the changes in the credit risk of the borrower. The reserve factors are primarily based on historical industry loss statistics adjusted for our own credit experience and economic conditions.

We consider a loan to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including principal and scheduled interest payments. Specific allowances for loan losses are established for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral. Loans are charged off against the allowance when realization from the sale of the collateral or the enforcement of guarantees does not exceed the outstanding loan amount.

Prior to the adoption of our current loan loss methodology adopted in December 2002, we used the following loan loss methodology. In evaluating the adequacy of the allowance, we considered trends in past-due accounts, historical charge off and recovery rates, credit risk indicators, economic conditions, ongoing credit evaluations, overall portfolio size, average client balances, excess collateral and underwriting policies, among other items. We performed an account-by-account review to identify loans to be specifically provided for and charged off.

Investments

We acquire investments in common stock, preferred stock, warrants, and options to buy such equity interests ("equity interests") both through direct purchases and in connection with lending activities.

Purchased equity interests in non-public entities are accounted for under the equity method if our ownership position is large enough to influence the operating and financial policies of the entity. This is generally presumed to exist when we own between 20% and 50% of an incorporated investee, or when we own greater than 5% of a limited partnership or limited liability company investee. If our ownership position is too small to provide such influence, the cost method is used to account for the equity interest.

Purchased equity interests in publicly traded entities are accounted for as available-for-sale securities and recorded at fair market value with changes in fair value reflected as other comprehensive income, net of tax in the consolidated statements of shareholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities.*

Equity interests received in connection with lending arrangements are typically warrants and options to purchase shares of common stock or other equity interests from the client. These equity interests are initially recorded at estimated fair value. Such fair values are determined using various valuation models that attempt to estimate our share of the underlying equity value of the associated entity. These estimates may reflect discounts for exercise restrictions or other terms that could impact value. We perform quarterly reviews of all equity interests to identify, measure, and record any subsequent changes to the fair value. To determine the fair value of equity interest, we utilize quoted market prices for public entities and valuation tools including financial statements, budgets and business plans as well as qualitative factors for non-public entities. Unrealized gains and losses as a result of the changes in estimated fair values of equity interests are recorded in other income in the consolidated statements of income or other comprehensive income, as appropriate. Realized gains or losses resulting from the sale of equity interests are included in other income in the consolidated statements of income.

As of December 31, 2003 and 2002, there are no future performance obligations for equity interests. Equity interests that are not fully exercisable upon the date of receipt become exercisable upon the passage of time.

In certain lending arrangements, we receive equity interests without any payment of cash as part of the overall loan transaction. The carrying value of the related loan is adjusted to reflect an original issue discount equal to the value ascribed to the equity interest. Such original issue discount is accreted to fee income over the estimated life of the loan in accordance with our policy.

As a result of the various exercise, redemption, or other liquidation provisions commonly associated with these warrants and options, they are generally considered derivatives under the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, ("SFAS No. 133"), as amended and interpreted. In accordance with SFAS No. 133, equity interests qualifying as derivatives are carried at fair value with related valuation adjustments reflected as loss (gain) on derivatives in the consolidated statements of income.

Our share of earnings and losses in equity investees are included in other income in the consolidated statements of income. Prior to the sale of the investment in MedCap Properties LLC ("MedCap") in October 2003, we included income from our investment in MedCap in interest income, because we received a guaranteed distribution of 12% per annum on this investment for the first five years. Any amounts received in excess of the guaranteed 12% return were applied against the carrying value of the equity interest.

Investment Impairment

Our investments are either accounted for at fair value, using the cost or using the equity method of accounting. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an equity interest has sustained an other-than-temporary decline in its value, the equity interest is written down to its fair value, by a charge to earnings, and a new cost basis for the investment is established. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by us in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

In evaluating the factors above for available-for-sale securities, management presumes a decline in value to be other-than-temporary if the quoted market price of the security is 20% or more below the investment's cost basis for a period of six months or more (the 20% criteria) or the quoted market price of the security is 50% or more below the security's cost basis at any quarter end (the 50% criteria). However, the presumption of an other-than temporary decline in these instances may be overcome, if there is persuasive evidence indicating that the decline is temporary in nature. Additionally, there may be instances where impairment losses are recognized even if the 20% and 50% criteria are not satisfied.

For investments accounted for using the cost or equity method of accounting, management evaluates information such as budgets, business plans, and financial statements in addition to quoted market price, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses and credit defaults. This list is not inclusive, and management weighs all quantitative and qualitative factors in determining whether an other-than-temporary decline in value exists.

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with our borrowings. These amounts are amortized into the consolidated statements of income as interest expense ratably over the contractual term of the borrowing using the effective interest method.

Property and Equipment

Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the following estimated useful lives:

Leasehold improvements	Remaining lease term
Computer software and web development costs	3 years
Equipment	5 years
Furniture	7 years

In accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, we capitalize internal computer software costs incurred during the application development stage. Such capitalized costs are included in computer software. Computer software costs incurred prior to or subsequent to the application development stage are charged to expense as incurred.

Interest and Fee Income Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. For amortizing term loans, original issue discounts and loan fees (net of direct costs of origination), are amortized into fee income using a method that approximates the effective interest method over the contractual life of the loan. For revolving lines of credit and nonamortizing term loans, original issue discounts and loan fees (net of direct costs of origination) are amortized into fee income using the straight-line method over the contractual life of the loan. Fees due at maturity are recorded over the contractual life of the loan in accordance with our policy to the extent that such amounts are expected to be collected.

In 2003, we acquired portfolios of loans. We accrete any discount from purchased loans into fee income in accordance with our policies unless the contractual interest and principal payments are not expected to be collected. If the contractual interest and principal payments are not expected to be collected, a portion of the discount will not be accreted (non-accretable difference). As of December 31, 2003, we have $9.4 million of discounts from purchased loans ($4.9 million of which is accretable) reflected in deferred fees and discounts in our consolidated balance sheet. We accreted $6.4 million into fee income from purchased loan discounts during the year ended December 31, 2003.

If a loan is 90 days or more past due, or the borrower is not expected to be able to service its debt and other obligations, the loan will be placed on non-accrual status. When a loan is placed on non-accrual status, interest receivable previously recognized as income is reversed and the recognition of interest income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We will make exceptions to this policy if the loan is well secured and in the process of collection. Payments received on non-accrual loans are applied to principal. On the date the borrower pays in full all overdue amounts, the borrowers loan will emerge from non-accrual status and all overdue charges (including those from prior years) are recognized as interest income in the current period.

Derivatives

SFAS No. 133 requires companies to recognize all of their derivatives as either assets or liabilities at fair value in the balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivatives that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivatives that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivatives that are designated as and qualify as cash flow hedges (i.e., hedging of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability), the gain or loss on the derivative instrument is recorded in either current period earnings or in other comprehensive income, depending on the effectiveness of the hedging relationship.

For derivatives designated as a hedge, initial assessments are made as to whether the hedging relationship is expected to be highly effective and periodic effectiveness tests are performed. The fair value and cash flow hedges entered into during the years ended December 31, 2003 and 2002 were highly effective and continue to be highly effective as of those dates. Ineffectiveness was not significant. Net cash payments for derivatives designated as a hedge were included in interest expense in the consolidated statements of income.

For derivatives not designated or qualifying as hedging instruments, the related gain or loss (including both the changes in fair value as well as the impact of any cash payments made or received) is recognized in current earnings each period and is included in other income (expense) in the consolidated statements of income.

Income Taxes

As discussed in Note 1, on August 6, 2003, CapitalSource became the successor to CapitalSource Holdings through a reorganization. CapitalSource Holdings was a Delaware limited liability company. During the period that we were organized as a limited liability company, all income taxes were the responsibility of our individual members; therefore, our historical consolidated statements of income do not include any provision for income taxes for all periods prior to August 6, 2003.

Since our reorganization into a "C" corporation for income tax purposes, we are responsible for paying federal, state and local income taxes. Deferred tax liabilities and assets have been reflected in the consolidated balance sheets. Deferred tax liabilities and assets are determined based on the differences between the book value and tax basis of particular assets and liabilities, using tax rates scheduled to be in effect for the years in which the differences are expected to reverse.

Stock-Based Compensation

We account for our stock-based compensation plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. In accordance with APB 25, compensation cost is recognized for our options and restricted stock granted to employees where the exercise price is less than the market price of the underlying common stock on the date of grant. Such expense is recognized on a ratable basis over the related vesting period of the award. The following table illustrates the effect on net income and net income per share as if we had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation:

	Year Ended December 31,		
($ in thousands, except per share data)	2003	2002	2001
Net income as reported	$107,768	$41,582	$6,792
Add back: Stock-based compensation expense from options included in reported net income, net of tax	759	224	102
Deduct: Total stock-based compensation expense determined under fair value-based method for all option awards, net of tax	(1,431)	(581)	(270)
Pro forma net income	$107,096	$41,225	$6,624
Net income per share			
Basic—as reported	$ 1.02	$ 0.43	$ 0.07
Basic—pro forma	$ 1.02	$ 0.42	$ 0.07
Diluted—as reported	$ 1.01	$ 0.42	$ 0.07
Diluted—pro forma	$ 1.00	$ 0.41	$ 0.07

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2003	2002	2001
Dividend yield	—	—	—
Expected volatility	30%	30%	30%
Risk-free interest rate	3.5%	4.3%	5.0%
Expected life	6 years	6 years	6 years

The pro forma net effect of the total stock-based compensation expense determined under fair value-based method for all awards may not be representative of future disclosures because the estimated fair value of options is amortized to expense over the vesting period, and additional options may be granted in future years.

Bonuses

Bonuses are accrued ratably over the annual performance period in accordance with APB Opinion No. 28, *Interim Financial Reporting.*

Marketing

Marketing costs, including advertising, are expensed as incurred.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates include the valuation of investments and the allowance for loan losses. Actual results could differ from those estimates.

Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

We operate as a single business segment and, therefore, this statement is not applicable. Because our clients require customized and sophisticated debt financing, we have created three lending groups to develop the industry experience required to structure loans that reflect the particular credit and security characteristics required by different types of clients. However, we manage our lending business as a whole rather than by lending group. We do not allocate resources to specific lending groups based on their individual or relative performance.

New Accounting Pronouncements

Effective January 1, 2003, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts we enter into that meet the scope of this interpretation are standby letters of credit issued on behalf of borrowers. FIN 45 is effective for the guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

Effective July 1, 2003, we adopted FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

Reclassifications

Certain amounts in prior year's consolidated financial statements have been reclassified to conform to the current year presentation.

Note 3. Restricted Cash

Restricted cash as of December 31, 2003 and 2002 was as follows:

	December 31,	
($ in thousands)	2003	2002
Interest collections on loans pledged to credit facilities (see Note 8)	$14,843	$ 4,200
Collateral for letters of credit issued for the benefit of a client	1,544	6,622
Principal and interest collections on loans held by trusts (see Note 8)	61,280	14,537
Client holdbacks and escrows	2,246	3,514
Total	$79,913	$28,873

For the interest collections related to the credit facilities and term debt each month after deducting interest rate swap payments, interest payable, and servicing fees, the remaining restricted cash is returned to us and becomes unrestricted at that time.

Note 4. Allowance for Loan Losses

Activity in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 was as follows:

	Year Ended December 31,		
($ in thousands)	2003	2002	2001
Balance as of beginning of year	$ 6,688	$ —	$ —
Provision for loan losses	11,337	6,688	—
Charge-offs	—	—	—
Balance as of end of year	$18,025	$6,688	$ —

As of December 31, 2003, impaired loans totaled $10.4 million. Specific reserves for the impaired loans were $2.7 million as defined by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. As of December 31, 2002, there were no impaired loans. Additionally, as of December 31, 2003 and 2002, loans with an aggregate principal balance of $8.8 million and $0, respectively, were on non-accrual status. If the non-accrual loans had performed in accordance with their original terms, interest income would have been increased by $0.2 million for the year ended December 31, 2003. The average balance of impaired loans during the year ended December 31, 2003 was $12.0 million. The amount of cash basis interest income that was recognized on impaired loans during the year ended December 31, 2003 was not significant.

For the year ended December 31, 2003, four loans with a carrying value of $36.3 million as of December 31, 2003 were classified as troubled debt restructurings as defined by SFAS No. 15, *Accounting for Debtors and Creditors for Troubled Debt Restructurings*. The specific reserve for loans classified as a troubled debt restructuring was $0.5 million as of December 31, 2003. For the year ended December 31, 2002, there were no loans classified as troubled debt restructurings.

Note 5. Acquisition of Assets

On March 3, 2003, we purchased assets from another financial institution for a purchase price of approximately $174.8 million. The assets acquired included 55 loans with an aggregate principal balance of approximately $188.5 million. The loans comprised a well-seasoned portfolio and had a weighted average remaining life of approximately 14 months at acquisition. Additionally, we purchased furniture and equipment from the seller, assumed the seller's office lease of 3,792 square feet located in a suburb of Dallas, and added nine former employees of the seller who were responsible for managing the acquired assets, including five auditors, three loan officers and a development officer. The office lease has been renegotiated and extended through June 26, 2006 at a monthly rental expense of approximately $7,500.

We considered the provisions of SFAS No. 141, *Business Combinations*, and EITF Issue No. 98-3, *Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business*, to determine if the assets acquired constituted a business. Since all but a de minimis amount of the fair value of the transferred set of activities and assets is represented by a single tangible asset, the loan portfolio, the concentration of value in the single asset is an indicator that an asset rather than a business was purchased. Therefore, the acquisition of loans has been accounted for in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, by expensing the costs associated with the acquisition.

Note 6. Investments

Investments as of December 31, 2003 and 2002 were as follows:

	December 31, 2003			December 31, 2002		
($ in thousands)	Investment	Carrying Value	Percentage Ownership	Investment	Carrying Value	Percentage Ownership
Investments accounted for under the equity method:						
Medcap Properties, LLC		$ —	—	8,000 class A units	$7,562	7.5%
Medcap Holding IX LLC	8,000 class A units	1,015	12.9%		—	—
Tremont Realty Capital LLC	preferred shares	665	25.0%	preferred shares	517	25.0%
Total investments accounted for under the equity method		1,680			8,079	
Investments carried at cost:						
Acorn Products, Inc.	5,333 common stock	619	4.7%		—	—
AIG Healthcare Partners	limited partnership interests	349	1.9%		—	—
APS Healthcare, Inc.	671,877 series III preferred stock	500	1.1%		—	—
Arsenal Capital Partners Qualified Purchasers Fund	limited partnership interests	1,890	1.3%	limited partnership interests	1,890	4.8%
AE Europe Group, LLC	500,000 class A common units	500	1.6%		—	—
Bennington Marine LLC	437,433 common and preferred stock	473	1.3%		—	—
Cibernet Corporation	1,112,520 common and preferred stock	1,113	5.5%		—	—
Daticon Holding Corporation	225,000 common stock	991	2.9%		—	—
Daticon Holding Corporation	990 preferred stock	9	2.7%		—	—
First Texas Acquisition Corp.	23,684 common stock	24	2.4%		—	—
First Texas Acquisition Corp.	213 preferred stock	213	0.02%		—	—
Galen Partners Fund	limited partnership interests	380	2.1%		—	—
Global Compliance Services, Inc.	membership interest	100	1.4%		—	—
Group360, Inc.	1,000 common stock	1,000	4.2%		—	—
HealthSTAR Communications, Inc.	429,103 class 1 series A preferred stock	562	1.2%	429,103 class 1 series A preferred stock	473	1.2%
Interdynamics Holdings, Inc.	21,600 common stock and senior preferred stock	2,000	10.6%	20,000 common stock and senior preferred stock	2,000	10.6%
Kid's Line, LLC	2,780 class E common units	28	2.8%	2,780 class E common units	28	2.9%
Kinderhook Capital Fund, LLP	limited partnership interests	338	1.9%		—	—
Lakeland Holdings, LLC	500,000 class C and D preferred and common units	500	0.7%	500,000 class C and D preferred and common units	500	0.7%
Lakeland Holdings, LLC	1,541 common units	273	1.3%	1,541 common units	273	1.3%
Marshall Retail Group	578 common units	398	2.0%		—	—
The Mitchell Gold Co.	4.55 common units	750	4.3%		—	—
MTS Investors	limited partnership interests	560	2.5%		—	—
National Leisure Group, Inc.	466 preferred stock	1,000	0.6%		—	—
Option One Holdings Corp.	500,000 preferred stock	500	5.5%		—	—
Overton's Acquisition LLC	370,853 class A common units	371	3.3%		—	—
Printing Solutions Holdings LLC	692 junior preferred units	5	1.4%	692 junior preferred units	5	1.4%
Printing Solutions Holdings LLC	250,000 common units	250	1.5%	250,000 common units	250	1.5%

	December 31, 2003			December 31, 2002		
($ in thousands)	Investment	Carrying Value	Percentage Ownership	Investment	Carrying Value	Percentage Ownership
Sterling Capital	limited partnership interest	$ 406	0.6%		$ —	—
Town Sports International, Inc.	23,000 series A-1 and A-2 common stock	2,518	1.5%	23,000 series A-1 and A-2 common stock	2,518	1.7%
International Surface Preparation Corporation	400,000 series B preferred stock	1,000	2.7%		—	—
US Maintenance	9,969 preferred stock	997	2.7%		—	—
US Maintenance	3,075 class B common stock	3	3.1%		—	—
Winston Equity Partners II	limited partnership interests	230	3.0%		—	—
WKTM-Florida, LLC	non-voting equity interest	—	20.0%		—	—
Total investments carried at cost		20,850			7,937	
Investments carried at fair value:						
Investment available for sale:						
Acorn Products, Inc.		—	—	233,354 common stock	586	5.0%
Encore Medical Corporation	1,283,879 common stock	10,477	3.1%		—	—
Warrants:						
APS Healthcare, Inc.	warrants to purchase 859,409 common stock	412	1.4%	warrants to purchase 859,409 common stock	134	3.0%
Aspen Educational Group, Inc.	warrants to purchase 506,176 common stock	222	1.3%	warrants to purchase 506,176 common stock	100	1.3%
Blades Board and Skate, LLC	warrants to purchase 7.0% of the outstanding class II membership interests	—	7.0%	warrants to purchase 7.0% of the outstanding class II membership interests	—	7.0%
CIG International, LLC	1 warrant to purchase member interests	71	5.0%	1 warrant to purchase member interests	51	5.0%
Cohr, Inc.	warrants to purchase 10 common stock	256	1.0%	warrants to purchase 10 common stock	300	1.0%
Encore Medical Corporation		—	—	warrants to purchase 1,648,960 member interests	3,473	8.3%
Enduracare Therapy Management, Inc.	warrants to purchase 75,000 class A common stock	16	0.8%	warrants to purchase 75,000 class A common stock	95	0.8%
Fetco Holding Corporation	warrants to purchase 72,185 common stock	—	5.0%	warrants to purchase 72,185 common stock	—	5.0%
Group360, Inc.	warrants to purchase 1,301 common stock	279	5.1%		—	—
HealthSTAR Communications, Inc.	warrants to purchase 312,924 common stock	270	1.4%	warrants to purchase 312,924 common stock	383	1.4%
Interdynamics Holdings, Inc.	warrants to purchase 2,905 common stock	433	1.5%	warrants to purchase 3,375 common stock	954	1.5%
International Legwear Group, Inc.	warrants to purchase 5.0% of the outstanding common and preferred stock	396	5.0%		—	—
Kid's Line, LLC	warrants to purchase 2,220 common stock	826	2.2%	warrants to purchase 2,220 common stock	646	3.0%
National Waste Services, Inc. warrants to purchase classes A, B, C, D, and E of preferred stock and common stock	warrants to purchase 129,430 classes A, B, C, D and E of preferred and common stock	207	4.0%	warrants to purchase 129,430 classes A, B, C, D and E of preferred and common stock	172	4.0%
Opticare Health Systems, Inc.	warrants to purchase 250,000 common stock	163	2.2%	warrants to purchase 250,000 common stock	75	2.2%
Option One Holdings Corp.	warrants to purchase 96,916 common stock	14	9.3%		—	—
Overton's Acquisition LLC	warrants to purchase 129,117 Class A common units	84	1.2%		—	—

($ in thousands)	December 31, 2003 Investment	Carrying Value	Percentage Ownership	December 31, 2002 Investment	Carrying Value	Percentage Ownership
PCM3, Inc.	warrants to purchase 24,113,255 common stock	$ 603	7.0%	warrants to purchase 24,113,255 common stock	$ —	7.0%
Psychiatric Solutions, Inc.	warrants to purchase 20,766 common stock	243	0.2%	warrants to purchase 20,766 common stock	47	0.3%
Team Products International, Inc.	warrants to purchase 5.5% of the outstanding common stock	1,621	5.5%		—	—
V.S.M. Holdings, LLC	warrants to purchase 46,667 common units	665	0.7%	warrants to purchase 46,667 common units	351	0.7%
Total investments carried at fair value		17,258			7,367	
Other		—			287	
Total		$39,788			$23,670	

Each warrant is convertible into one equity share or unit. Certain investments are subject to clawback or put/call right provisions. The investment and carrying value information is net of any restrictions related to the warrant or underlying shares/units.

In October 2003, we sold an equity investment in MedCap for cash consideration of $16.1 million, generating an estimated pretax gain of $12.6 million. Pursuant to the terms of the sale, approximately $2.1 million of additional proceeds is currently being held on our behalf in an indemnity escrow until March 31, 2005 to cover certain defined potential future liabilities. The receipt of any or all of these proceeds is contingent upon future events which are beyond our control. Additionally, a special-purpose limited liability company, Medcap Holding IX LLC, was created in this transaction, and we retain an equity interest in that entity which had a carrying value of $1.0 million as of December 31, 2003.

As of December 31, 2003, we are committed to contribute $12.3 million of additional interests in seven private equity funds. Subject to meeting certain performance targets, we are committed to contribute capital up to $0.3 million in 2004 to Tremont Realty Capital LLC.

Note 7. Property and Equipment

Property and equipment as of December 31, 2003 and 2002 were as follows:

($ in thousands)	December 31, 2003	2002
Equipment	$ 3,290	$ 2,049
Computer software and web development costs	1,753	1,172
Furniture	2,564	1,266
Leasehold improvements	3,554	1,877
Accumulated depreciation and amortization	(2,571)	(1,277)
Total	$ 8,590	$ 5,087

Note 8. Borrowings

Credit Facilities

In October 2000, we entered into a $150.0-million loan certificate and servicing agreement with Wachovia Securities LLC ("Wachovia Securities"), formerly known as First Union Securities, Inc., as administrative agent, and Variable Funding Capital Corporation. In October 2001, the credit facility was amended to increase the facility amount to $250.0 million and extend the termination date to October 1, 2004. In April 2002, the credit facility was amended to increase the facility amount to $425.0 million, extend the termination date to April 24, 2005, and add another lender. In November 2002, the credit facility was amended to increase the facility amount to $475.0 million and to add another lender. In April 2003, the credit facility was amended to increase the facility amount to $700.0 million and to add another lender. As of December 31, 2003, loans with principal balances outstanding of $617.9 million and Series 2002-1 Class C and D notes (see Term Debt below) totaling $20.6 million and $27.5 million, respectively, were pledged as collateral for the credit facility. As of December 31, 2002, loans with principal balances outstanding of $536.0 million and Series 2002-1 Class C and D notes (see Term Debt below) totaling $20.6 million and $27.5 million, respectively, were pledged as collateral for the credit facility. As of December 31, 2003, the outstanding balance under this credit facility was $431.0 million.

In connection with the credit facility, we formed a wholly owned subsidiary, CapitalSource Funding LLC, a single-purpose bankruptcy remote entity, to purchase qualifying loans from us, which are subsequently pledged under the credit facility. The amount outstanding under the credit facility may not exceed 70% of the principal amount of the pledged loans. Interest on the credit facility accrues at the commercial paper rate, as defined by each lender, plus 1.15%, which was 2.27% as of December 31, 2003.

In February 2003, we established a $135.0 million commercial paper conduit facility with Wachovia, concurrently with the purchase of a portfolio of assets from anther financial institution. Funding under this facility is obtained through a single-purpose, bankruptcy-remote subsidiary, CapitalSource Acquisition Funding, LLC. This facility does not permit us to pledge additional collateral without the lender's consent, but we may continue to draw, repay and redraw funds thereunder. Specific commercial loans are pledged as collateral for this facility. During 2003, we reduced the maximum facility amount of the commercial paper conduit facility to $115.0 million. Interest on borrowings under the facility is charged at the commercial paper rate, plus 1.50%. As of December 31, 2003, we had no outstanding balance under this facility.

In September 2003, we entered into a $400.0 million credit facility with an affiliate of Citigroup Global Markets Inc. ("Citigroup") to finance our loans. Funding under this facility is obtained through a single-purpose, bankruptcy-remote subsidiary, CS Funding II Depositor LLC. The credit facility permits us to obtain financing of up to 75% of the outstanding principal balance of commercial loans we originate and transfer to this facility, depending upon their current loan rating and priority of payment within the particular borrower's capital structure and subject to certain concentration limits. As of December 31, 2003, loans with principal balances outstanding of $486.2 million were pledged as collateral for the credit facility. During the time a commercial loan is subject to the credit facility, we will pay Citigroup a percentage equal to LIBOR plus 1.00% applied to the amount advanced to us on the commercial loan, which was 2.12% at December 31, 2003. The credit facility has an initial term of 364 days and is renewable by mutual agreement with Citigroup. As of December 31, 2003, the outstanding balance under this credit facility was $307.0 million.

Repurchase Agreements

We have sold full and partial loans and interests in the Class D notes of Trust 2002-2 and Trust 2003-1 under repurchase agreements. Repurchase agreements are short-term financings, in which we sell loans to a third party and we have an obligation to repurchase the loans on a future date. During the time that the third party holds all or a portion of the loan, it is entitled to any interest paid by the borrower on the portion of the loan held by the third party. Interest is paid to the counterparty based on the amount of the loans sold. These repurchase agreements provide that the purchaser may mark the loans down to fair market value, as determined by the purchaser, at any time and require us to satisfy a margin call or repurchase the loan. Assets sold under repurchase agreements are included on the consolidated balance sheets as loans.

In January 2003, we entered into a repurchase agreement with Nomura Credit & Capital Inc. ("Nomura"). The stated borrowing rate for the repurchase agreement is LIBOR plus 3.00%. We raised $9.0 million of proceeds by selling our interest in one loan totaling $9.0 million to Nomura. As of December 31, 2003, the outstanding balance of this repurchase agreement was $8.4 million. In January 2004, we repurchased the loan under the Nomura repurchase agreement. As a result, we repaid all amounts outstanding under this repurchase agreement.

In March 2003, we entered into a repurchase agreement with Wachovia. The stated borrowing rate for the repurchase agreement with Wachovia is LIBOR plus 2.50%. We raised $117.5 million of proceeds by selling interest in seven separate loans and our interest in the Class D notes of Trust 2002-2 and Trust 2003-1 (each as defined under the section *Term Debt*). As of December 31, 2003, we had repurchased the seven separate loans and the Class D notes subject to this repurchase agreement.

In August 2003, we entered into a $300 million master repurchase agreement with an affiliate of Credit Suisse First Boston LLC ("CSFB") to finance healthcare mortgage loans. This repurchase agreement will allow us to sell mortgage loans that we originate to CSFB for a purchase price equal to 70% of the outstanding principal balance of those mortgage loans, and we will have the obligation to repurchase the loans no later than 18 months after the sale. Our obligation to repurchase loans may be accelerated if an event of default under one or more of our purchased mortgage loans occurs and under certain other conditions, such as a breach of our representations or warranties under the repurchase agreement. During the time a mortgage loan is owned by CSFB, we will pay CSFB an annual rate of LIBOR plus 1.25% the amount advanced to us on the mortgage loan. The repurchase agreement is scheduled to terminate on July 31, 2008, and at that time we will be required to repurchase any mortgage loans not previously repurchased. In addition, at any time prior to expiration of the repurchase agreement, CSFB may give notice of its intention to terminate the repurchase agreement and require us to repurchase all outstanding mortgage loans on the date which is 364 days from such notice of termination. As of December 31, 2003, no amount was outstanding under this repurchase agreement.

Term Debt

The following table summarizes our four term debt transactions in the form of asset securitizations completed through December 31, 2003:

($ in thousands)	Notes Originally Issued	Outstanding Balance as of December 31, 2003	Outstanding Balance as of December 31, 2002	Interest Rate[1]	Expected Maturity Date
2002-1					
Class A	$ 172,050	$ 37,922	$131,548	LIBOR + 0.50%	November 20, 2004
Class B	55,056	55,056	55,056	LIBOR + 1.50%	March 20, 2005
Class C	20,646	—	—	N/A	N/A[2]
Class D	27,528	—	—	N/A	N/A[2]
	275,280	92,978	186,604		
2002-2					
Class A	187,156	47,257	160,609	LIBOR + 0.55%	May 20, 2005
Class B	48,823	48,823	48,823	LIBOR + 1.25%	August 20, 2005
Class C	32,549	32,549	32,549	LIBOR + 2.10%	January 20, 2006
Class D	24,412	—	—	N/A	N/A[2]
Class E	32,549	—	—	N/A	N/A[2]
	325,489	128,629	241,981		
2003-1					
Class A	258,791	174,652	—	LIBOR + 0.48%	November 20, 2005
Class B	67,511	67,511	—	LIBOR + 1.15%	July 20, 2006
Class C	45,007	45,007	—	LIBOR + 2.20%	March 20, 2007
Class D	33,755	—	—	N/A	N/A[2]
Class E	45,007	—	—	N/A	N/A[2]
	450,071	287,170	—		
2003-2					
Class A	290,005	277,885	—	LIBOR + 0.40%	July 20, 2008
Class B	75,001	71,866	—	LIBOR + 0.95%	July 20, 2008
Class C	45,001	43,120	—	LIBOR + 1.60%	July 20, 2008
Class D	22,500	21,560	—	LIBOR + 2.50%	July 20, 2008
Class E	67,502	—	—	N/A	N/A[2]
	500,009	414,431	—		
Total	$1,550,849	$923,208	$428,585		

(1) As of December 31, 2003 and 2002, the LIBOR rate was 1.12% and 1.38%, respectively.
(2) Securities retained by CapitalSource.

Through December 31, 2003, we have completed four term debt transactions. In conjunction with each transaction, we established a separate single purpose subsidiary, CapitalSource Commercial Loan Trust 2002-1 ("Trust 2002-1"), CapitalSource Commercial Loan Trust 2002-2 ("Trust 2002-2"), CapitalSource Commercial Loan Trust 2003-1 ("Trust 2003-1") and CapitalSource Commercial Loan Trust 2003-2 ("Trust 2003-2"), (collectively referred to as the "Trusts"), and contributed $1.6 billion in loans, or portions thereof, to the Trusts. Subject to the satisfaction of certain conditions, we remain servicer of the loans. Simultaneously with the initial contributions, the Trusts issued $1.3 billion of notes to institutional investors. We retained $251.4 million in junior notes and 100% of the Trusts' trust certificates. The notes are collateralized by all or portions of specific commercial loans, totaling $1.1 billion as of December 31, 2003. We have treated the contribution of the loans to the Trusts and the related sale of notes by the Trusts as a financing arrangement under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). As required by the terms of the Trusts, we have entered into interest rate swaps and/or caps to mitigate certain interest rate risk (see Note 16).

The Trust 2002-1, Trust 2002-2 and Trust 2003-1 notes will receive principal cash flows under the asset securitization sequentially in order of their respective maturity dates. The Trust 2003-2 notes will receive principal cash flows under the asset securitization pro rata based on the respective original principal amounts of the classes of notes with respect to which such payments are made.

Interest Expense

The weighted average interest rates on all of our borrowings, including amortization of deferred finance costs, for the years ended December 31, 2003, 2002 and 2001 were 3.3%, 3.7% and 6.2%, respectively.

Covenants

CapitalSource Finance LLC, one of our wholly owned subsidiaries, services loans collateralizing the credit facilities and term debt and must meet various financial and non-financial covenants. The notes under the Trusts include accelerated amortization provisions that require cash flows to be applied to pay the noteholders if the notes remain outstanding beyond the stated maturity dates. Failure to meet the covenants could result in the servicing to be transferred to a subservicer. As of December 31, 2003, we were in compliance with all of our covenants.

The expected aforementioned maturity dates are based on the contractual maturities of the underlying loans held by the securitization trust and an assumed constant prepayment rate of 10%. If the underlying loans experience delinquencies or have their maturity dates extended, the interest payments collected on them to repay the notes may be delayed. The notes under the Trusts include accelerated amortization provisions that require cash flows to be applied first to fully pay the noteholders if the notes remain outstanding beyond the stated maturity dates. If the accelerated amortization provisions are imposed, we would receive no cash flows from the term debt on our retained notes until the notes senior to ours are retired.

Note 9. Shareholders' Equity

During the period from January 1, 2001 through August 30, 2002, there were three classes of interests in CapitalSource Holdings: preferred interests, common interests and employee units. On August 30, 2002, CapitalSource Holdings completed a recapitalization, pursuant to which all preferred interests and employee units were converted into common interests ("Units"). The recapitalization transferred ownership interests from the preferred interests holders to the holders of common interest and employee units, eliminated certain preferred return provisions to the preferred interest holders, and reduced the capital commitments of the members from $542.4 million to $511.0 million.

As of December 31, 2002, the shareholders had contributed capital of $439.8 million and were committed to fund an additional $71.2 million. During the period from January 1, 2003 to August 6, 2003, members contributed capital of $71.2 million and we paid distributions of $32.7 million to members.

On August 6, 2003, CapitalSource became the successor to CapitalSource Holdings through a reorganization. In the reorganization, the existing holders of units of membership interests in CapitalSource Holdings received, on a one-for-one basis, shares of CapitalSource common stock in exchange for their units, and the shares of CapitalSource common stock owned by CapitalSource Holdings were canceled.

Common Stock Shares Outstanding

Common stock shares outstanding as of December 31, 2003, 2002 and 2001 were as follows:

Outstanding as of December 31, 2002 and 2001 [(1)]	99,289,800
Issuance of common stock	18,188,773
Exercise of options	194,950
Issuance of restricted stock shares	1,107,250
Outstanding as of December 31, 2003	118,780,773

(1) Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2001.

Employee Stock Purchase Plan

Effective with our initial public offering on August 6, 2003, our Board of Directors and shareholders adopted the CapitalSource Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to invest 1% to 10% of their eligible compensation to purchase our common stock through payroll deductions during established purchase periods, subject to maximum purchase limitations. The purchase price for common stock purchased under the ESPP is 85% of the lesser of the fair market value of our common stock on the first day of the applicable purchase period or the last day of the applicable purchase period. A total of 2.0 million shares of common stock are reserved for issuance under the ESPP. Such shares of common stock may be authorized but unissued shares of common stock, treasury shares or shares of common stock purchased on the open market by us. The ESPP will expire upon the earliest of such time as the Board of Directors, in its discretion, chooses to terminate the ESPP, when all of the shares of common stock have been issued under the plan or upon the expiration of ten years from the effective date of the ESPP. We issued 58,693 shares under the ESPP during the year ended December 31, 2003 for aggregate proceeds of $0.9 million. As of December 31, 2003, there are currently 1,941,307 shares remaining available for issuance under the ESPP.

Equity Incentive Plan

In November 2000, we adopted the CapitalSource Holdings LLC 2000 Equity Incentive Plan (the "Equity Incentive Plan"). The Equity Incentive Plan was amended and restated in connection with the recapitalization on August 30, 2002. Additionally, we have an option to acquire 0.1 million shares from the Chief Executive Officer and the president if certain options are exercised by two employees. Options issued under the Equity Incentive Plan are generally immediately exercisable, but the exercised units are subject to forfeiture provisions over a four-year period following the grant date, and expire ten years from the grant date. We have the ability to repurchase shares owned by employees, resulting from the exercise of options, upon an employee's termination.

Effective with our initial public offering on August 6, 2003, our Board of Directors and shareholders adopted the CapitalSource Inc. Second Amended and Restated Equity Incentive Plan (successor to the Equity Incentive Plan, the "Plan"). A total of 14.0 million shares of common stock are reserved for issuance under the Plan. The Plan will expire on the earliest of (1) the date as of which the Board of Directors, in it sole discretion, determines that the Plan shall terminate, (2) following certain corporate transactions such as a merger or sale of our assets if the Plan is not assumed by the surviving entity, (3) at such time as all shares of common stock that may be available for purchase under the Plan have been issued or (4) ten years after the effective date of the Plan. The Plan is intended to give eligible employees, members of the Board of Directors, and our consultants and advisors awards that are linked to the performance of our common stock.

Option activity for the years ended December 31, 2003, 2002 and 2001 was as follows:

	Options	Weighted Average Exercise Price
Outstanding as of December 31, 2000	32,500	$ 0.01
Granted	1,894,750	1.20
Exercised	(380,500)	0.28
Forfeited	—	—
Outstanding as of December 31, 2001	1,546,750	1.40
Granted	944,500	6.22
Exercised	(1,168,300)	1.55
Forfeited	(6,750)	1.51
Outstanding as of December 31, 2002	1,316,200	4.76
Granted	1,037,600	15.18
Exercised	(194,950)	3.35
Forfeited	(84,200)	5.33
Outstanding as of December 31, 2003	2,074,650	$10.06

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding as of December 31, 2003	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable as of December 31, 2003	Weighted Average Exercise Price
$ 0.01	17,500	6.44	$ 0.01	17,500	$0.01
$ 0.24–$ 0.34	54,375	7.58	0.30	54,375	0.30
$ 1.50–$ 3.56	494,575	7.95	2.11	494,575	2.11
$ 8.52–$21.03	1,215,450	9.24	11.08	289,570	9.31
$21.35–$22.70	292,750	9.99	21.71	—	—
$ 0.01–$22.70	2,074,650	8.97	$10.06	856,020	$4.39

For the years ended December 31, 2003, 2002 and 2001, the weighted average estimated fair value at the date of grant for options granted was $5.85, $1.60 and $0.52, respectively.

Restricted Stock

We have issued grants of restricted common stock to certain employees and non-employee directors of the Board of Directors, which do not vest until the end of a restriction period, generally between three and five years. Up to 5.0 million shares of the 14.0 million shares authorized under the Equity Incentive Plan may be issued as restricted stock. For the year ended December 31, 2003, we issued 1,107,250 shares of restricted stock at a weighted-average fair value of $19.70. There were no restricted stock grants during the years ended December 31, 2002 or 2001.

Note 10. Employee Benefit Plan

Our employees participate in the CapitalSource Finance LLC 401(k) Savings Plan ("401(k) Plan"), a defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. For the years ended December 31, 2003, 2002, and 2001 we made no contributions to the 401(k) Plan other than under employee salary deferrals.

Note 11. Income Taxes

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,		
($ in thousands)	2003	2002	2001
Current:			
Federal	$25,073	$ —	$ —
State	3,256	—	—
Total current	28,329	—	—
Deferred:			
Federal	(3,197)	—	—
State	(420)	—	—
Total deferred	(3,617)	—	—
Income tax expense	$24,712	$ —	$ —

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and income tax purposes. As of December 31, 2003 and 2002, components of deferred tax assets and liabilities are as follows:

	December 31,	
($ in thousands)	2003	2002
Deferred tax assets:		
Allowance for loan losses	$6,818	$ —
Other	1,324	—
Total deferred tax assets	8,142	—
Deferred tax liabilities:		
Unrealized gain on investments	4,162	—
Property and equipment	1,008	—
Other, net	5	—
Total deferred tax liabilities	5,175	—
Net deferred tax assets	$2,967	$ —

There are no valuation allowances provided for in any of our deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized.

The effective tax rate differed from the statutory federal corporate income tax rate as follows:

	Year Ended December 31,		
	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.6	0.0	0.0
Benefit from deferred taxes [(1)]	(3.0)	0.0	0.0
Other [(2)]	(14.9)	(35.0)	(35.0)
Effective tax rate	18.7%	0.0%	0.0%

(1) Immediately after reorganizing as a "C" corporation on August 6, 2003, we recorded a $4.0 million net deferred tax asset and corresponding deferred tax benefit which lowered the effective tax rate.

(2) We provided for income taxes on the income earned from August 7, 2003 through December 31, 2003 based on a 38% effective tax rate. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members.

Note 12. Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) for the years ended December 2003, 2002 and 2001 was as follows:

($ in thousands)	
Balance as of December 31, 2001 and 2000	$ —
Unrealized loss on available-for-sale security	(83)
Balance as of December 31, 2002	(83)
Unrealized gain on available-for-sale security, net of $644 tax provision	1,134
Unrealized gain on cash flow hedge, net of $6 tax provision	10
Balance as of December 31, 2003	$1,061

Note 13. Net Income per Share

The computation of basic and diluted net income per share for years ended December 31, 2003, 2002 and 2001 was as follows:

	Year Ended December 31,		
($ in thousands, except per share data)	2003	2002	2001
Basic net income per share			
Net income	$107,768	$41,582	$6,792
Average shares—basic[1]	105,281,806	97,701,088	97,246,279
Basic net income per share	$ 1.02	$ 0.43	$ 0.07
Diluted net income (loss) per share			
Net income	$107,768	$41,582	$6,792
Average shares—basic[1]	105,281,806	97,701,088	97,246,279
Effect of dilutive securities:			
Option shares and unvested restricted stock	1,888,779	2,027,243	2,089,956
Average shares—diluted	107,170,585	99,728,331	99,336,235
Diluted net income per share	$ 1.01	$ 0.42	$ 0.07

(1) Adjusted to reflect the recapitalization that took place on August 30, 2002 as if it occurred on January 1, 2001. For additional description of the recapitalization, see Note 9.

Note 14. Commitments and Contingencies

We have non-cancelable operating leases for office space and office equipment. The leases expire over the next eight years and contain provisions for certain annual rental escalations.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2003 were as follows:

($ in thousands)	
2004	$ 4,122
2005	3,721
2006	3,502
2007	3,473
2008	3,361
Thereafter	12,480
	$30,659

Rent expense was $2.6 million, $1.3 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

As of December 31, 2003, we had arranged for $62.1 million of standby letters of credit in conjunction with certain loans to our borrowers. If a borrower defaults on its commitment(s) subject to any letter of credit issued under these arrangements, we would be responsible to meet the borrower's financial obligation and would seek repayment of that financial obligation from the borrower. In accordance with FIN 45, we included the fair value of these obligations, totaling $1.6 million, in the consolidated balance sheet as of December 31, 2003.

Note 15. Related Party Transactions

Wachovia Securities is the deal agent on the Credit Facilities and the underwriter on the term debt described in Note 8. Wachovia Bank, National Association ("Wachovia Bank") is the counterparty on the derivatives described in Note 16. Both entities may be deemed to be an affiliate of a 10% or more shareholder.

Loans or Investments Made to Portfolio Companies of Our Lead Investors and Directors

We have from time to time in the past, and expect that we may from time to time in the future, make loans or invest in the equity securities of companies in which affiliates of our directors have interests. Under our Principles of Corporate Governance, our board of directors is charged with considering these types of transactions, and none are approved without the prior consent of all disinterested directors. Management believes that each of our related party loans has been, and will continue to be, subject to the same due diligence, underwriting and rating standards as the loans that we make to unrelated third parties.

We sold a loan participation totaling $9.8 million to an affiliate of a 10% or more shareholder. As of December 31, 2003 and 2002, the loan participation totaled $6.4 million and $8.4 million, respectively. The loan participation was sold at par, therefore, no gain or loss was recorded as a result of the sale.

From time to time, we have entered into transactions to lend, commit to lend, or participate in loans to affiliates of our 10% or more shareholders. Management believes that these transactions, which were made with the consent of the disinterested members of our board of directors, were made on terms comparable to other non-affiliated clients. As of December 31, 2003 and 2002, CapitalSource had committed to lend $137.3 and $128.2 million, respectively, to these affiliates of which $49.8 million and $52.5 million, respectively, was outstanding. These loans bear interest ranging from 5.00% to 12.50% as of December 31, 2003. For the years ended December 31, 2003, 2002 and 2001, we recognized $9.2 million, $9.1 million and $2.0 million, respectively, in interest and fees from these affiliates.

We purchased a $14.0 million participation interest in a loan to a company in which an affiliate of a shareholder holds a significant equity position.

During 2002, we lent $1.5 million to various senior executives to exercise options to purchase shares, of which $1.3 million and $1.4 million was outstanding as of December 31, 2003 and 2002, respectively. The loans bear interest at an annual rate of 5.25%, which was considered a fair market value rate at the time of the exercise, and are due December 31, 2006. For the years ended December 31, 2003 and 2002, we recognized interest of approximately $64,000 and $63,000, respectively, related to these loans.

We subleased office space from a shareholder under an operating lease. For the years ended December 31, 2003, 2002 and 2001, we paid rent to the member of $0.2 million, $0.1 million and $46,000, respectively.

Note 16. Derivatives and Off-Balance Sheet Financial Instruments

In the normal course of business, we utilize various financial instruments to manage our exposure to interest rate and other market risks. These financial instruments, which consist of derivatives and credit-related arrangements, involve, to varying degrees, elements of credit and market risk in excess of the amount recorded on the consolidated balance sheet in accordance with generally accepted accounting principles.

Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in market prices may cause the value of a financial instrument to decrease or become more costly to settle. The contract/notional amounts of financial instruments, which are not included in the consolidated balance sheet, do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments.

We manage credit risk of our derivatives and unfunded commitments by limiting the total amount of arrangements outstanding by an individual counterparty; by obtaining collateral based on management's assessment of the client; and by applying uniform credit standards maintained for all activities with credit risk.

Contract or notional amounts and the credit risk amounts for derivatives and credit-related arrangements as of December 31, 2003 and 2002 were as follows:

	December 31,			
	2003		2002	
($ in thousands)	Contract or Notional Amount	Credit Risk Amount	Contract or Notional Amount	Credit Risk Amount
Derivatives				
Interest rate swaps	$1,596,163	$ 326	$508,824	$ —
Interest rate caps	234,788	639	98,212	—
Total derivatives	$1,830,951	$ 965	$607,036	$ —
Credit-related arrangements				
Commitments to extend credit	$1,256,463	$1,256,463	$562,994	$562,994
Commitments to extend standby letters of credit	62,108	62,108	34,510	34,510
Total credit-related arrangements	$1,318,571	$1,318,571	$597,504	$597,504

Derivatives

We enter into various derivative contracts to manage interest rate risk. The objective is to manage interest rate sensitivity by modifying the characteristics of certain assets and liabilities to reduce the adverse effect of changes in interest rates.

Interest rate swaps are contracts in which a series of interest rate cash flows, based on a specific notional amount and a fixed and floating interest rate are exchanged over a prescribed period. Caps and floors are contracts that transfer, modify, or reduce interest rate risk in exchange for the payment of a premium when the contract is issued.

Derivatives expose us to credit and market risk. If the counterparty fails to perform, the credit risk is equal to the fair value gain of the derivative. When the fair value of a derivative contract is positive, this indicates the counterparty owes us, and therefore, creates a repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and have no repayment risk. All interest rate swaps and interest rate cap agreements have Wachovia as the counterparty.

Market risk is the adverse effect that a change in interest rates has on the value of a financial instrument. We manage market risk by only using derivatives as hedges against existing assets and liabilities.

Fair Value Hedges

We enter into interest rate swap agreements to hedge fixed-rate loans pledged as collateral for the credit facilities. The interest rate swap agreements we utilize modify our exposure to interest risk by converting our fixed-rate loans to a floating rate. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The purpose of our interest rate hedging activities is to protect us from risk that interest collected under the fixed-rate loans will not be sufficient to service the interest due under the credit facilities and term debt.

For the years ended December 31, 2003 and 2002, we expensed $0.8 million and $0.2 million, respectively, related to the net cash payments for interest rate swaps accounted for as fair value hedges. As of December 31, 2003 and 2002, the fair value of the fair value hedges was $(1.2) million and $(1.7) million, respectively.

The interest rate swap agreements entered into during 2001 did not qualify for hedge accounting. As a result, during the year ended December 31, 2001, we recognized a net loss of $37,000 in other income (expense) related to the fair value of the interest rate swap.

Basis Swaps

We enter into interest rate swap agreements to hedge prime rate loans pledged as collateral for the Term Debt ("Basis Swaps"). The interest rate swap agreements we utilize modify our exposure to interest risk typically by converting our prime rate loans to a 30-day LIBOR rate. These agreements involve the receipt of prime rate amounts in exchange for 30-day LIBOR rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The purpose of our interest rate hedging activities is to protect us from risk that interest collected under the prime rate loans will not be sufficient to service the interest due under the 30-day LIBOR-based term debt.

In November 2003, we entered into a basis swap that qualified for hedge accounting in accordance with SFAS No. 133. The net cash payments for the basis swap and the change in fair value during the year ended December 31, 2003 was insignificant.

During the year ended December 31, 2003, we entered into interest rate swaps to offset the Basis Swaps required by our Term Debt. These interest rate swaps, as well as certain interest rate swaps entered into in 2002, did not qualify for hedge accounting. During the years ended December 31, 2003 and 2002, we recognized a net loss of $(0.8) million and $(1.0) million, respectively, in other income (expense) related to the fair value of the Basis Swaps that did not qualify for hedge accounting. For the years ended December 31, 2003 and 2002, we expensed $1.2 million and $0.4 million, respectively, related to the net cash payments for the Basis Swaps.

Interest Rate Caps

Trust 2002-2, Trust 2003-1 and Trust 2003-2 entered into interest rate cap agreements with Wachovia Bank as the counterparty to hedge loans with embedded interest rate caps that are pledged as collateral for the term debt. Simultaneously, we entered into offsetting interest rate cap agreements with Wachovia. The interest rate caps are not designated and do not qualify as hedging instruments; therefore, the gain or loss is recognized in current earnings during the period of change. Since the interest rate cap agreements are offsetting, the change in value of the interest rate cap agreements has no impact on current earnings. The fair value of the interest rate cap agreements was not significant as of December 31, 2003 or 2002.

Credit-Related Arrangements

As of December 31, 2003, we are obligated to provide standby letters of credit in conjunction with several of our lending arrangements not to exceed $62.1 million at any time during the term of the arrangement, with $6.4 million of standby letters of credit issued. If a borrower defaults on its commitment(s) subject to any letter of credit issued under this arrangement, we would be responsible to meet the borrower's financial obligation and would seek repayment of that financial obligation from the borrower. We currently do not anticipate that we will be required to fund commitments subject to any outstanding standby letters of credit.

Note 17. Concentration of Credit Risks

In our normal course of business, we engage in commercial lending activities with borrowers throughout the United States. As of December 31, 2003 and 2002, we had committed credit facilities to our borrowers of approximately $3.7 billion and $1.6 billion, respectively, of which approximately $1.3 billion and $563.0 million, respectively, was unused. As of December 31, 2003 and 2002, the entire loan portfolio was diversified such that no single borrower was greater than 10% of the portfolio. As of December 31, 2003 and 2002, the single largest industry concentration is commercial real estate, which makes up approximately 15% and 20%, respectively, of the portfolio and the largest geographical concentration is California, which makes up approximately 13% and 15% of the portfolio, respectively.

Note 18. Estimated Fair Value of Financial Instruments

SFAS No. 107 ("SFAS No. 107"), *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver to or receive cash or another financial instrument from a second entity on potentially favorable terms.

Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. SFAS No. 107 specifies that fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. Fair value estimates are based on judgments regarding current economic conditions, interest rate risk characteristics, loss experience, and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the estimated fair value may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates. Fair value estimates, methods and assumptions are set forth below for our financial instruments:

- *Cash and cash equivalents*—The carrying amount is a reasonable estimate of fair value because of the short maturity of those instruments.
- *Restricted cash*—The carrying amount is a reasonable estimate of fair value due to the nature of this instrument.
- *Loans*—The fair value of loans is estimated using a combination of methods, including discounting estimated future cash flows, using quoted market prices for similar instruments or using quoted market prices for securities backed by similar loans.
- *Investments*—For those investments carried at fair value, we determined the fair value based on quoted market prices, when available. For investments when no market information is available, we estimate fair value using various valuation tools including financial statements, budgets, and business plans as well as qualitative factors.
- *Repurchase agreements, credit facilities and term debt*—Due to the adjustable rate nature of the borrowings, fair value is estimated to be the carrying value.
- *Loan commitments and stand-by letters of credit*—The fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the current creditworthiness of the counterparties.
- *Derivatives*—The fair value of the interest rate swap and interest rate caps (used for hedging purposes) is the estimated amount that we would receive or pay to terminate the contract at the reporting date as determined from quoted market prices.

The carrying value of financial instruments and their estimated fair values are summarized below:

	December 31,			
	2003		2002	
($ in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Cash and cash equivalents	$ 69,865	$ 69,865	$ 49,806	$ 49,806
Restricted cash	79,913	79,913	28,873	28,873
Loans	2,339,089	2,433,827	1,036,676	1,090,774
Investments, carried at fair value	17,258	17,258	7,367	7,367
Liabilities				
Debt	1,669,652	1,669,652	669,086	669,086
Loan commitments and stand-by letters of credit	1,318,571	1,318,571	597,504	597,504
Derivatives	1,806	1,806	2,670	2,670

Note 19. Unaudited Quarterly Information

The table below summarizes unaudited quarterly information for each of the three months in the years ended December 31, 2003 and 2002:

($ in thousands, except per share data)	Three Months Ended December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Interest income	$53,797	$47,336	$40,944	$33,092
Fee income	15,358	15,105	12,836	7,297
Total interest and fee income	69,155	62,441	53,780	40,389
Interest expense	12,547	10,304	10,065	7,040
Net interest and fee income	56,608	52,137	43,715	33,349
Provision for loan losses	2,876	3,687	2,059	2,715
Net interest and fee income after provision for loan losses	53,732	48,450	41,656	30,634
Operating expenses	22,305	17,314	15,030	13,158
Other income	16,330	6,723	1,947	815
Net income before income taxes	47,757	37,859	28,573	18,291
Income taxes [1]	18,148	6,564	—	—
Net income	$29,609	$31,295	$28,573	$18,291
Net income per share:				
Basic	$ 0.25	$ 0.29	$ 0.29	$ 0.19
Diluted	0.25	0.28	0.29	0.18

($ in thousands, except per share data)	Three Months Ended December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Interest income	$25,203	$20,279	$16,197	$11,912
Fee income	5,142	4,415	3,217	4,738
Total interest and fee income	30,345	24,694	19,414	16,650
Interest expense	4,722	4,148	2,953	2,151
Net interest and fee income	25,623	20,546	16,461	14,499
Provision for loan losses	6,688	—	—	—
Net interest and fee income after provision for loan losses	18,935	20,546	16,461	14,499
Operating expenses	11,840	8,603	6,881	6,271
Other income	897	236	1,902	1,701
Net income before income taxes	7,992	12,179	11,482	9,929
Income taxes [1]	—	—	—	—
Net income	$ 7,992	$12,179	$11,482	$ 9,929
Net income per share:				
Basic	$ 0.08	$ 0.12	$ 0.12	$ 0.10
Diluted	0.08	0.12	0.12	0.10

(1) We recorded income tax expense on the income earned beginning on August 7, 2003. Prior to our reorganization as a "C" corporation on August 6, 2003, we operated as a limited liability company and all income taxes were paid by the members.

Note 20. Subsequent Events

In February 2004, the expiration dates of our $700.0 million and $115.0 million credit facilities with Wachovia were extended to May 24, 2004 and April 27, 2004, respectively.

In February 2004, we entered into a repurchase agreement with Citigroup. We raised $41.3 million of proceeds by selling our interest in the Class D notes of Trust 2002-2 and Trust 2003-1. The stated borrowing rate for the repurchase agreement is LIBOR plus 0.75% per annum, payable quarterly. The repurchase agreement is scheduled to terminate on February 18, 2005.

In March 2004, the expiration date of our $400.0 credit facility with Citigroup was extended to September 16, 2005.

corporate information

Corporate Headquarters

CapitalSource Inc.
4445 Willard Avenue
Chevy Chase, MD 20815
Telephone: (866) 876-8723
www.capitalsource.com

Investor Information

Stock Exchange Information

CapitalSource Inc. is listed on the New York Stock Exchange under the ticker symbol "CSE." There are approximately 200 shareholders of record and 6,500 beneficial shareholders of the Company.

Trading and Dividend Information

	High	Low
Third Quarter 2003 (from August 7, 2003)[1]	$18.15	$16.50
Fourth Quarter 2003	$24.10	$16.82

(1) First trading date—August 7, 2003

We intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

Shareholder Services

Wachovia Bank, N.A.
Equity Services Group NC1153
1525 W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153
Telephone: (800) 829-8432

Form 10-K and Other Reports

A copy of our Form 10-K and all quarterly filings on Form 10-Q, our Board Committee Charters, Principles of Corporate Governance and Code of Business Conduct are available without charge through our Website at www.capitalsource.com or upon written request to:
Investor Relations Department
CapitalSource Inc.
4445 Willard Avenue
Chevy Chase, MD 20815
For additional information please call (866) 876-8723 or send an e-mail to info@capitalsource.com.

Investor Inquiries

Research analysts and investors may direct their questions to:
Anthony J. Skarupa, Finance Director
CapitalSource Inc.
4445 Willard Avenue
Chevy Chase, MD 20815
Telephone: (301) 841-2847
E-mail address: tskarupa@capitalsource.com

Media Inquiries

Requests for general information or questions from news media should be directed to:
Paul Wardour, Director of Marketing
CapitalSource Inc.
4445 Willard Avenue
Chevy Chase, MD 20815
Telephone: (301) 841-2745
E-mail address: pwardour@capitalsource.com

Independent Auditors

Ernst & Young LLP
McLean, Virginia

Annual Meeting Date and Location

On behalf of your Board of Directors and management, we cordially invite you to attend the Annual Meeting of Shareholders to be held on Wednesday, April 28, 2004, at 9:00 a.m. at the Mandarin Oriental Hotel, 1330 Maryland Avenue, SW, Washington, DC 20024.

Forward-Looking Statements

This Report, including the footnotes to our consolidated financial statements included herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our clients' or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. More detailed information about these factors is contained in our Form 10-K as filed with the Securities and Exchange Commission on March 12, 2004.

The forward-looking statements made in this Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Design: Financial Communications Inc. Bethesda, MD www.fcicreative.com

CapitalSource®

4445 Willard Avenue 12th Floor Chevy Chase, MD 20815 866-876-8723 www.capitalsource.com